Exhibit 99.2

NIEUWE

LAGE

PRIJZEN

DELHAIZE

On our way to

SUPERGOOD

SUSTAINABILITY

PROGRESS REPORT

2013

DELHAIZE GROUP

DELHAIZE GROUP

GROUP REPORT

2013 HIGHLIGHTS

Zero Waste

We succeeded in reducing waste in our operations in each of the countries in which we operate. For example, our Delhaize America banners reduced their waste sent to landfill by 19% between 2012 and 2013. ✓

Refrigerants

We installed state-of-the-art transcritical CO2 refrigeration systems in 2 stores, one in Belgium and one in the US. These pilot projects use innovative new technology, and allow us to test how we can dramatically reduce our climate change impact from refrigeration. Due to tighter management of refrigerant leaks and a switch to lower-impact refrigerants in many of our stores, we achieved an 8% reduction in refrigerant emissions per square meter over the previous year. ✓

Delhaize Group Sustainability Innovation Fund

We launched a Group-wide funding mechanism to support promising sustainability initiatives at our operating companies. In its first year, the Sustainability Innovation Fund jury awarded a total of €350 000 to 8 projects from across the Group aimed at reducing waste or making our private brand products more sustainable, including Super Indo’s program to turn fruit and vegetable waste into liquid compost and the launch of Alfa Beta’s sustainable seafood initiative. ✓

✓ = reviewed by Ernst & Young

2013 Challenge

Supply chain transparency

High profile cases in 2013, such as the horsemeat scandal that impacted our sector in Europe and concerns about GMOs in the US, have made supply chain transparency a critical issue for many consumers. We understand that we must redesign how we source products and track data to meet demands for increased transparency.

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 GROUP REPORT // 2013 HIGHLIGHTS 1

DELHAIZE GROUP

GROUP REPORT

CEO INTERVIEW

Q. Delhaize Group recently completed another year of its 2020 Sustainability Strategy. What were some of the biggest achievements in 2013?

All of our operating companies continued to make progress toward our sustainability goals, accelerating our journey toward Supergood. In 2013, we paid special attention to improving the sustainability of our private brands. This goal resonates with our customers, who increasingly look for more transparency from food manufacturers and suppliers. We responded with initiatives that included expanding our efforts to trace palm oil in our private brand products and broadening our sustainable seafood strategy.

We also aim to be a Zero Waste business, meaning that we will recycle or reuse all discarded materials.

I am proud to say that our operating companies have embraced this mission. In 2013, we reduced waste and increased recycling at all banners, including an impressive 19% decrease in waste sent to landfill from our US operations. Other examples include a year-long reusable bag campaign launched at our Super Indo stores, and increased donations across our operating companies of unsold fruits, vegetables, and dry groceries to local food banks.

Decreasing our greenhouse gas emissions is another ongoing effort, and we made significant strides in this area last year. We were especially excited about the opening of two stores – one Delhaize

Frans Muller

President & CEO Delhaize Group

“I HAVE BEEN IMPRESSED WITH THE CREATIVITY AND COMMITMENT THAT THE OPERATING COMPANIES HAVE DEMONSTRATED AROUND OUR SUSTAINABILITY GOALS.”

store in Belgium and one Hannaford store in the US – with state-of-the-art refrigeration systems that use carbon dioxide (CO2) as a natural coolant. We are analyzing data on these systems to learn what can be applied to our stores in the future. Across our Group, through changing to new refrigerants and reducing refrigerant leaks, we reduced our emissions from refrigerants per square meter by 8% from 2012 to 2013.

Q. You joined the company in October, and noted early on that you were committed to carrying out Delhaize Group’s Sustainability Strategy. What’s your impression of the Group’s progress so far?

We have a strong 2020 Sustainability Strategy – On Our Way to Supergood. I have been impressed with the creativity and commitment that the operating companies have demonstrated around our sustainability goals. In many cases, they have gone above and beyond, from programs in Serbia and Romania to partner with local farmers to grow fresh, sustainable produce for our customers to a project in Greece to re-introduce pork products from a nearly extinct breed of local pigs. Efforts like these and many more reflect Delhaize Group’s values, as well as the values of our customers around the world. I believe that the 2020 Sustainability Strategy is an important driver of our business, as well as a concrete demonstration of our values.

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 GROUP REPORT // CEO INTERVIEW 1

DELHAIZE GROUP

GROUP REPORT

CEO INTERVIEW

Q. In 2013, Delhaize Group emphasized two areas of the 2020 Sustainability Strategy: Sustainable Private Brands and Zero Waste. What was the reason for this focus?

Improving the sustainability of our private brands and becoming a Zero Waste organization are two significant pieces of our sustainability strategy. Last year, we chose to prioritize the sustainability and health of our private brands because they represent a large percentage of our sales and provide us with the biggest opportunity for affecting change. For instance, we are able to work with manufacturers to set product specifications and influence the raw materials they use. We also work with suppliers to improve how products are packaged and transported.

At the same time, reducing and eventually eliminating the waste generated by our operations has an immediate environmental and financial impact.

Q. Global financial conditions have been challenging in recent years. Did that affect Delhaize Group’s Sustainability Strategy in 2013?

The financial pressure we have experienced in recent years continued through the early part of 2013. For that reason, our efforts to control the company’s costs, accelerate revenue and strengthen our brands also continued during 2013. We made some difficult decisions last year to achieve our financial goals, including selling our operations in Montenegro and divesting three banners in the US.

Watch the video Online

Even as we focused on controlling costs, we remained committed to our sustainability goals at the local and Group level. We have prioritized these efforts, and our customers around the world can be assured that we will keep moving to Supergood both in good times and challenging ones.

We also saw some signs last year that our focus on the financials is paying off. We reported a company-wide revenue increase of 2.6% in 2013. Sales growth remained solid in Belgium and the US, where we are pleased with Food Lion’s momentum after a three-year effort to reposition the banner. We also saw improved sales in Greece and Romania, despite the economic issues still facing Southeastern Europe.

Q. What are your priorities for 2014 and beyond?

In 2014, we will focus on the customer, focus on core markets, realize operating efficiencies, and execute with speed. Our efforts toward our 2020 Sustainability Strategy support these priorities, by, for example, offering our customers fresh, healthy, and affordable private brand products, ensuring we employ a diverse associate population, strengthening ties with our local communities, and increasing the efficiency of our use of natural resources.

I am committed to raising attention to sustainability across the business, putting in place clearer metrics and verification, management systems, and more concrete and tangible personal targets.

We’ll stay on course, and step up our work against the strategy, strengthening our commitments, clarifying our goals, and making sure associates feel responsible for making Supergood come to life.

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 GROUP REPORT // CEO INTERVIEW 2

DELHAIZE GROUP

OUR APPROACH

THE BIG PICTURE

As a global food retailer we offer thousands of products that we source through a complex and interconnected value chain. Our success depends on maintaining the quality of those products and preserving the trust of our customers. Yet our value chain is being affected by global megatrends such as climate change, resource scarcity, food waste, increase in disease, and changes in consumer health needs. We need to understand these trends so we can try to mitigate their impacts on our business, while finding opportunities to prepare for the future and improve the positive impact we have on society and the environment. Doing so is critical to keeping our business strong for years to come, and to achieving our company’s vision: “Nutritious, Healthy, Safe, Affordable and Sustainable. Together we deliver the best of Delhaize for life.”

INFLUENCE

RAW MATERIAL

PROCESS & PACKAGING

DIRECT CONTROL

DISTRIBUTION & TRANSPORT

IN-STORE

INFLUENCE

CONSUMPTION & DISPOSAL

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 OUR APPROACH // THE BIG PICTURE 1

DELHAIZE GROUP

OUR APPROACH

OUR MATERIAL ISSUES

We analyze sustainability trends from year to year, as well as the topics that are most important to our stakeholders and that have the biggest impact on the success of our business. From that analysis, we identify and prioritize the material issues below.

OUR VALUE CHAIN

INFLUENCE DIRECT CONTROL INFLUENCE

RAW MATERIALS

PROCESS & PACKAGING

DISTRIBUTION & TRANSPORT

IN-STORE

CONSUMPTION & DISPOSAL

OUR

MATERIAL ISSUES

HEALTH

FOOD SAFETY

SUSTAINABLE

AGRICULTURE

CLIMATE

CHANGE

LOCAL

COMMUNITIES

FOOD

SECURITY

WASTE

HUMAN/

LABOR RIGHTS

Legend:

No points : not relevant in this step of the value chain

: low relevance in this step of the value chain

: medium relevance in this step of the value chain

: high relevance in this step of the value chain

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 OUR APPROACH // OUR MATERIAL ISSUES 1

DELHAIZE GROUP

OUR APPROACH

OUR MATERIAL ISSUES

Health

How the products we sell impact the health of our customers and associates.

Food Safety

How we can ensure the safety, throughout the supply chain, of the food we sell.

Sustainable Agriculture

How the agriculture at the base of the supply chain of the products we sell impacts water quality, land use, chemical use, effects on ecosystems and other environmental issues.

Climate Change

How climate change affects the supply of products we sell, and how our business impacts carbon emissions, directly or indirectly.

Local Communities

How we impact the economies of the communities where we operate. For example, our sourcing from local suppliers or our reputation as a trusted employer.

Food Security

How increasing volatility in global food supply and demand affects what we sell and how we procure products.

Waste

How the production, transportation, sale and consumption of products we sell generates food and packaging waste.

Human Rights & Labor Rights

How we can protect human rights across our supply chain and within our own operations.

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 OUR APPROACH // OUR MATERIAL ISSUES 2

DELHAIZE GROUP

OUR APPROACH

# OUR 2020 STRATEGY

Based on our most material issues and the areas where we can have the biggest impact, we set a bold vision for 2020 to guide our sustainability approach. Our vision is to be the sustainability leaders in all our markets by 2020, through fully committing to building sustainability into our private brand products, reducing waste, promoting healthier living, and employing a diverse group of associates that reflects our values and communities. We call our destination "Supergood." Supergood is about taking our own sustainability efforts to a new level, and helping to lead our industry toward more sustainable business practices.

On our way to SUPERGOOD

To achieve Supergood by 2020, we created a strategy with three layers. For each layer we have defined global ambitions that apply across our Group:

## WIN

to exceed competitors' efforts in our local markets



- Sustainable Private Brand: we will engage with our private brand suppliers to build a portfolio of nutritious, safe, affordable and sustainable products that surpasses our competition and positions us as the clear winner in each of our local markets.

## LEAD

to be among the leaders in our local markets



- Zero Waste: we will move our own operations to zero waste, partner with suppliers to reduce waste and engage our customers to reduce waste.
- Healthy Lifestyles: we will be a leader in all of our local markets for empowering associates and customers to lead healthy lifestyles.
- Associate Diversity: we will embrace and foster Diversity and Inclusion across our business, and our associates will reflect the diversity of the communities in which we operate.

## EVERYDAY PRACTICES

to get the basics right



- We will maintain everyday sustainable business practices as a foundation for our operations.

▸▸ sustainabilityreport.delhaizegroup.com ▸ SUSTAINABILITY PROGRESS REPORT 2013 ▸▸ OUR APPROACH // OUR 2020 STRATEGY ▸ 1

DELHAIZE GROUP

OUR APPROACH

OUR 2020 STRATEGY

WIN

Building the most sustainable private brands in our local markets.

LEAD

Moving to zero waste, fostering healthy lifestyles, supporting associate diversity.

EVERYDAY

Strengthening our foundation of core sustainability practices to support our associates, our communities and the planet.

On our way to SUPERGOOD

SUPERGOOD = TO BE THE SUSTAINABILITY LEADER IN ALL OUR MARKETS BY 2020 DELHAIZE GROUP

To achieve our ambition, we have established goals for the whole Group, and each operating company has set additional goals specific to their operations. We based these goals on our current best assessment of what it will take to become a sustainability leader. However, we know that conditions will change over time, potentially altering what defines leadership. For that reason, we will continually monitor customer needs, competitor moves and market trends, adjusting our goals as needed to stay on the path to Supergood. That way, customers can shop at our stores knowing that affordable, nutritious choices are plentiful; that our private brands blend quality, affordability and sustainability; and that we are innovating to have a more positive impact on our communities and the planet.

For details on our performance against these goals, please read the Delhaize Group Performance section of the 2013 report. Highlights from each operating company’s efforts are available in the local performance reports.

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 OUR APPROACH // OUR 2020 STRATEGY 2

DELHAIZE GROUP
OUR APPROACH

# OUR STAKEHOLDERS

We know we can't achieve Supergood alone, which is why our stakeholders are key partners in our sustainability strategy. They challenge us to stay focused on what is most important and to strengthen our approach to building sustainability into our business. We interact throughout the year regarding sustainability trends and our activities with key stakeholders - our customers, associates and suppliers. In addition, we engage directly with NGOs, industry networks and governments (at the global, regional and local levels) on specific topics. Occasionally we organize formal stakeholder meetings to tackle specific issues, such as defining our 2020 Strategy. But most of our collaboration happens in a less formal way, every day, through means such as those listed in the table below.

| STAKEHOLDER | EXAMPLES OF ENGAGEMENT |
|---|---|
| ● CUSTOMERS | • Directly in stores<br>• Online communication and interaction<br>• Surveys and focus groups |
| ● ASSOCIATES | • Surveys and dialogues<br>• Management meetings<br>• Internal communications to share key achievements and sustainability tips<br>• Awards, incentives, recognitions<br>• Knowledge sharing sessions |
| ● SUPPLIERS | • Proactive sustainability partnerships with large suppliers and SMEs<br>• Supplier summits<br>• Sharing of common standards across the diversity of suppliers |
| ● SHAREHOLDERS | • Annual General Meeting<br>• Presentations and exchanges with analysts and investors, including the socially responsible investment community |
| ● LOCAL COMMUNITIES | • Partnerships with and sponsorships of local organizations<br>• Communication and interaction through our stores |
| ● GOVERNMENTAL AUTHORITIES | • Dialogue and engagement with local, regional and international authorities and regulators |
| ● NON-GOVERNMENTAL AUTHORITIES | • Partnerships<br>• Memberships<br>• Face-to-face meetings to discuss key issues and emerging trends |
| ● INDUSTRY NETWORKS | • Active membership in sustainability committees |

● Indicates stakeholders with whom Delhaize Group has the most interactions (red dot: Customers, Associates, Suppliers)

▸▸ sustainabilityreport.delhaizegroup.com
▸ SUSTAINABILITY PROGRESS REPORT 2013 ▸▸ OUR APPROACH ▸ 1

DELHAIZE GROUP

OUR APPROACH

SUSTAINABILITY GOVERNANCE

& MANAGEMENT

Everyone at Delhaize Group has a role in our sustainability efforts. Our CEO and Executive Committee set the strategy based on recommendations from the experts on our Sustainability Team. Then, the Delhaize Group Board of Directors approves that strategy, and associates from all departments across our business collaborate to implement it. Annual performance management targets embed ownership for the outcomes across the company.

COMPLIANCE & ETHICS

Our sustainability commitment stems from Delhaize Group’s core value of integrity, as embodied in our Compliance and Ethics program.

GUIDE FOR ETHICAL

BUSINESS CONDUCT

the right way, every day

DELHAIZE GROUP

sustainabilityreport.delhaizegroup.com SUSTAINABILITY PROGRESS REPORT 2013 OUR APPROACH 2

DELHAIZE GROUP

GROUP REPORT

GROUP PROGRESS AGAINST GOALS

Sustainable Private Brands

Global Ambition

We will engage with our private brand suppliers to build a portfolio of nutritious, healthy, safe, affordable, and sustainable products that surpasses our competition

Health

Health Goals

2013 Progress

Continue to apply clear nutritional labeling on our private brand products

84% of private brand products at our European operating companies have GDA labels

Improve the nutritional quality of our private brand products, including minimizing added salt, fats and sugars, and increasing vitamins and nutrients

Reformulated products to reduce fats and salt

18% of Delhaize America private brand products are rated with at least 1 Guiding Star

Audit all private brand suppliers for food safety compliance

82% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards

13% of private brand suppliers audited for food safety against other food safety standards

Environment

Environment Goals

2013 Progress

Use 100% traceable, deforestation-free palm oil in our private brand products

Delhaize Belgium achieved 100% RSPO-certified sustainable palm oil in private brand products

All operating companies began to engage suppliers toward traceable and deforestation-free palm oil

Use 100% deforestation-free wood fibers-based materials in our private brand products and packaging and for our operational use

Began analysis of paper and wood materials in private brand products and packaging

Reporting will begin in 2014

Develop operating company specific Sustainable Seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision

2 operating companies have policies and plans in place (Delhaize Belgium and Delhaize America)

Work begun in 2013 on sustainable seafood policies for all other operating companies

Social

Social Goal

2013 Progress

Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards)

“Terms of Engagement” for Social Compliance (aligned with BSCI Code of Conduct) in place for majority of private brand suppliers

Continued to improve our monitoring of supplier audits in at-risk countries

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 GROUP REPORT // GROUP PERFORMANCE // GR. PROG.VS GOALS 1

DELHAIZE GROUP

GROUP REPORT

GROUP PROGRESS AGAINST GOALS

LEAD

Zero Waste

Global Ambition

We will move our own operations to Zero Waste, partner with suppliers to reduce waste, and engage our customers to reduce waste

Zero Waste Goal

2013 Progress

Set plans in place at each operating company by December 2013 for moving to Zero Waste in our operations

All operating companies have set 2020 goals (see Local Performance)

Healthy Lifestyles

Global Ambition

We will be a leader in all our local markets for empowering associates and customers to lead healthy lifestyles

Healthy Lifestyles Goal

2013 Progress

No global goals - locally-driven subject

Promoted Healthy Lifestyles at our operating companies (see Local Performance)

Associate Diversity

Global Ambition

We will embrace and foster Diversity and Inclusion across our business, and our associates will reflect the diversity of the communities in which we operate

Associate Diversity Goal

2013 Progress

Develop and implement Diversity & Inclusion plans across all our operating companies

Activated Diversity & Inclusion Plans for Delhaize America and Delhaize Belgium

EVERYDAY

Everyday Practices

Global Ambition

We will maintain everyday sustainable business practices as a foundation for our operations

CO2 Greenhouse Gas Emissions

Greenhouse Gas Emissions Goals

2013 Progress

Achieve 20% reduction in CO2 equivalent emissions per square meter of sales area (against 2008 baseline)

9.5% reduction since 2008

Switch refrigerants from ozone-depleting substances (ODS) and high-global warming potential (GWP) HFCs to ozone-friendly and low-GWP refrigerants

51 % of total refrigerants used were ozone-friendly Average refrigerant GWP of 2361

Associate Development

Associate Development Goal

2013 Progress

Ensure that all associates go through an annual documented performance dialogue process

73% of associates received documented performance dialogues

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 GROUP REPORT // GROUP PERFORMANCE // GR. PROG. VS GOALS 2

DELHAIZE GROUP

GROUP REPORT

SUSTAINABLE PRIVATE BRANDS

Our private brand products are unique to our stores and help build our brand equity. They also offer us an opportunity to have a direct impact at every stage of the value chain by setting product and packaging specifications, making decisions about which raw materials to use and advocating for fair labor practices. It is important to us that these private brand products reflect our values as a company.

Given the importance of supply chain transparency, we are pleased with our progress in areas such as traceability (particularly through sustainable seafood programs in Belgium and the US) and setting high food safety standards for our private brand products. We are well positioned to meet consumers’ increasing demands for more information regarding product quality and traceability. Nonetheless, this work will not be easy.

We will need to take our traceability and product specifications even further. In 2013, we increased traceability for commodities linked to global deforestation, worked to understand and improve labor conditions in our supply chain, and continued our quest to improve the nutritional profiles and labeling of our private brand products.

We are tracking our progress against goals shared across all our operating companies (see table below). In addition to these Group-wide goals, at the end of 2013 each of our operating companies defined private brand sustainability and nutrition goals unique to their market for 2020. These goals reflect the priorities that each operating company will focus on to meet our ambition. Read more about them in the Local Performance section. Going forward, we will monitor customer opinion and industry trends, adjusting our Group-wide and operating company goals as necessary to maintain a leadership position with the sustainability and health of our private brand products.

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 GROUP REPORT // GROUP PERFORMANCE // SUST. P BRANDS 1

DELHAIZE GROUP

GROUP REPORT
SUSTAINABLE PRIVATE BRANDS

# Delhaize Group 2020 Goals
# Sustainable Private Brands

## Global Ambition

We will engage with our private brand suppliers to build a portfolio of nutritious, healthy, safe, affordable, and sustainable products that surpasses our competition

## Health

| Health Goals | 2013 Progress |
|---|---|
| Continue to apply clear nutritional labeling on our private brand products | 84% of private brand products at our European operating companies have GDA labels |
| Improve the nutritional quality of our private brand products, including minimizing added salt, fats and sugars, and increasing vitamins and nutrients | • Reformulated products to reduce fats and salt<br>• 18% of Delhaize America private brand products are rated with at least 1 Guiding Star |
| Audit all private brand suppliers for food safety compliance | • 82% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards<br>• 13% of private brand suppliers audited for food safety against other food safety standards |

## Environment

| Environment Goals | 2013 Progress |
|---|---|
| Use 100% traceable, deforestation-free palm oil in our private brand products | • Delhaize Belgium achieved 100% RSPO-certified sustainable palm oil in private brand products<br>• All operating companies began to engage suppliers toward traceable and deforestation-free palm oil |
| Use 100% deforestation-free wood fiber-based materials in our private brand products and packaging and for our operational use | • Began analysis of paper and wood materials in private brand products and packaging<br>• Reporting will begin in 2014 |
| Develop operating company specific sustainable seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision | • 2 operating companies have policies and plans in place (Delhaize Belgium and Delhaize America)<br>• Work begun in 2013 on sustainable seafood policies for all other operating companies |

## Social

| Social Goal | 2013 Progress |
|---|---|
| Work only with suppliers in our private brand supply chain who provide fair and decent working conditions and achieve acceptable social compliance audit results (to BSCI or equivalent standards) | • "Terms of Engagement" for Social Compliance (aligned with BSCI Code of Conduct) in place for majority of private brand suppliers<br>• Continued to improve our monitoring of supplier audits in at-risk countries |

sustainabilityreport.delhaizegroup.com ► SUSTAINABILITY PROGRESS REPORT 2013 ►► GROUP REPORT // GROUP PERFORMANCE // SUST. P BRANDS ► 2

DELHAIZE GROUP

GROUP REPORT
SUSTAINABLE PRIVATE BRANDS

## Health

### Nutritional labeling, nutritional product reformulations and food safety

Our private brand products help convey and deliver our brand identity. They offer an opportunity to meet customers' increasing desire for products that are both healthy and delicious, and in the process build customer trust in our brands. We work to improve the nutritional quality of products where possible and to ensure our products provide clear nutritional information, while also adhering to rigorous food safety standards. Our progress in 2013 included the following:

- We continued to use Guideline Daily Amount (GDA) labeling as the standard nutritional labeling on our private brand products in Europe. As of the end of 2013, 84% of our European private brand products featured GDA labeling. This is a decrease from 2012, due to increase in reporting scope and introduction of new product lines. We expect the percentage to rebound in the future.
- In the US, we continued to use the Guiding Stars labeling system to provide customers with a quick, easy way to evaluate the nutritional value of products. In 2013, 33% of our private brand food sales were from products with at least one star, up from 28% in 2012.
- Throughout our operations, we continued to reformulate private brand products in order to minimize added salt, fats and sugars, and to increase vitamins and nutrients whenever possible.
- The percentage of our private brand suppliers that are certified against Global Food Safety Initiative (GFSI) standards rose from 79% in 2012 to 82% in 2013.


PASTĂ DE
MĂCESE



| Healty eating | 2011 | 2012 | 2013 |
|---|---|---|---|
| % food sales from products that earned at least 1 star (Delhaize America Only) | 26% | 27% | 27% |
| % private brand food sales from products that earned at least 1 star (Delhaize America Only) | 29% | 28% | 33% |
| % of private brand products with Guideline Daily Amounts (GDA) labels (European Operating Companies Only) | 80% | 94% | 84% |

| Food safety | 2011 | 2012 | 2013 |
|---|---|---|---|
| % private brand suppliers audited for food safety by a third party auditor - against Global Food Safety Initiative (GFSI) standards | X | 79% | 82%* |
| % private brand suppliers audited for food safety against other food satety standards | X | 12% | 13%* |

* obtained limited assurance by Ernst & Young

Note : Delhaize Serbia added to scope for 2013 GDA label and food safety data.

Click here to access the 2013 data table and methodology.

►► sustainabilityreport.delhaizegroup.com ► SUSTAINABILITY PROGRESS REPORT 2013 ►► GROUP REPORT // GROUP PERFORMANCE // SUST. P BRANDS ► 3

DELHAIZE GROUP

GROUP REPORT

SUSTAINABLE PRIVATE BRANDS

Environment

Deforestation-related commodities

As members of the Consumer Goods Forum (CGF), we have committed to help achieve zero net deforestation by 2020. For us, this means requiring that certain commodities used in our private brand products are responsibly sourced, to protect valuable forests and other ecosystems. Our work in this area is focused on 3 commodities: palm oil, paper/wood and soy.

Palm oil

In 2013, we took several steps toward our goal of attaining 100% traceable and deforestation-free palm oil by 2020:

Our banners are on track to achieve our 2015 interim goal of sourcing 100% Roundtable on Sustainable Palm Oil (RSPO)-certified sustainable palm oil. Delhaize Belgium has already met this goal.

Our banners quantified palm oil in their private brand products, and began tracing the origins of that palm oil. Improved traceability is critical to working toward using only responsibly-sourced palm oil in our products.

In 2014, we will continue to expand traceability of palm oil in our products and engage key suppliers.

Paper and wood

Delhaize Group added a new commitment to our 2020 goals: all wood fiber-based materials used for private brand products or packaging, or used in our operations, will come from sources that do not contribute to deforestation. We took our first steps toward that goal by working in partnership with The Forest Trust (TFT) to gain traceability in our supply chains for private brand products and packaging made from wood, paper and cardboard.

Soy

Soy is present in our private brand supply chain primarily as animal feed, rather than as a product or ingredient. Nonetheless, we are beginning to work with our supply chain partners to understand how we could eliminate the use of soy linked to global deforestation by 2020. We started this work in 2013 by investigating the origin of soy used in our supply chain and identifying the key stakeholders supplying the soy in animal feed used by our direct suppliers.

Sustainable seafood

Sourcing sustainable seafood has been a priority for the past 4 years at Delhaize Belgium and Delhaize America. Our approach in both countries is to source products that are traceable and responsibly harvested, and to partner with organizations that support fishery improvement. We took the following steps in 2013, continuing the work in Belgium and the US and beginning it in the other countries:

Belgium added frozen seafood to its list of sustainably sourced products. We continued to support sustainable seafood harvests in Belgium and the US, by furthering our work with nongovernmental and academic institutions to improve fisheries.

Our operating companies in Greece, Romania and Indonesia initiated new programs to move toward sustainable seafood sourcing.

Social

Working conditions

We believe in supporting fair working conditions throughout the supply chain of our private brand products. We work with our suppliers to establish and maintain fair working conditions using the Group’s “Terms of Engagement,” based on the Business Social Compliance Initiative (BSCI) Code of Conduct. This document outlines our minimum requirements regarding working conditions in private brand production sites. In 2013, we continued to improve our monitoring of supplier audits in at-risk countries. As active members of BSCI as well as the Global Social Compliance Program (GSCP), we also add our weight to collaborative initiatives that improve working conditions.

Delhaize Group Terms of Engagement

Our Terms of Engagement are aligned with the BSCI Code, wich addresses the following topics:

Freedom of Association and the Right to Collective Bargaining

Prohibition of Discrimination

Compensation

Working Hours

Workplace Health and Safety

Prohibition of Child Labor

Prohibition of Forced Labor and Disciplinary

Measures

Respect for the Environment

Probition of Bribery and Corruption.

For further information: www.bsci-int.org

sustainabilityreport.delhaizegroup.com

SUSTAINABILITY PROGRESS REPORT 2013 GROUP REPORT // GROUP PERFORMANCE // SUST. P BRANDS 4

DELHAIZE GROUP

GROUP REPORT

LEAD

ZERO WASTE

Roughly one third of global food production – 1.3 billion tonnes – is wasted each year. Through our Zero Waste work, we aim to reduce our contribution to global food and packaging waste. Reducing the waste we produce not only conserves valuable natural resources, it’s also good for our bottom line, as it reduces costs and increases efficiency.

In 2013, we increased the amount of food waste we recycled across our operating companies, capturing the food’s valuable nutrients for fertilizer or to produce energy. We also worked with our suppliers and customers to reduce food waste up and down the value chain.

The Global Waste Working Group that we started in 2012 continued to explore ways to avoid, reduce, reuse or recycle waste products from our operations instead of sending them to landfills. In 2013, members of the Working Group continued to identify waste reduction opportunities. This work positioned each operating company to set specific goals for 2020 covering waste reduction in our operations, in the supply chain and with customers. As with all 2020 goals, we will continue to monitor and adjust these targets as necessary to ensure they keep us on track to be among the leading companies in our local markets.

Meeting our 2020 goals will require company-wide engagement with Zero Waste projects. In 2013, such projects gathered speed across all our banners. Every quarter, the Working Group met to analyze data and trends, and to share challenges and achievements. By leveraging our collective experience and expertise, our banners came up with ways to increase their own recycling and waste reduction levels, while also making it easier for customers to recycle product packaging. As a result, our total waste went down (for example, by 6% in the US and Belgium), and our average recycling rate increased to 56% (covering the US, Belgium, Romania, Serbia and Greece). Across the Group, our recycling activities produced €20 million in income.

LEAD

Zero Waste

Global Ambition

We will move our own operations to Zero Waste, partner with suppliers to reduce waste, and engage our customers to reduce waste

Zero Waste Goal

Set plans in place at each operating company by December 2013 for moving to Zero Waste in our operations

2013 Progress

All operating companies have set 2020 goals (see Local Performance)

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Specific highlights from 2013 include:

- Delhaize America's Hannaford and Bottom Dollar Food banners expanded the Moving to Zero Waste (M2Z) project in stores.
- Our Serbian stores increased their recycled waste by 3 percentage points in 2013 by encouraging stores to sort cardboard and recycle crates from suppliers.
- Investments from the Delhaize Group Sustainability Innovation Fund supported new programs to recycle fruit and vegetable waste in Bulgaria and in Indonesia.
- Super Indo stores in Indonesia instituted a yearlong program that gave cash back to customers who used reusable bags. Read more about that project in our case study,

"Fighting the 'Waste Monster': Super Indo's cash-back program promotes reusable bags"

- To cut down on the number of plastic bags littering the streets of Belgrade, Delhaize Serbia's "I Love My City" pilot program encouraged customers to opt for reusable bags by charging a few cents for every single-use plastic bag provided. During the program, customers used 2.5 million fewer plastic bags than expected.





| Waste and recycling - Delhaize America and Belgium | 2011 | 2012 |
|---|---|---|
| Total waste generated, metric tonnes | 411 721 | 404 656 |
| % of waste recycled | 53% | 54% |
| % of waste sent to landfill | 47% | 41% |
| % of waste incinerated and transformed in energy | X | 5% |

| Waste and recycling - Delhaize America, Belgium, Romania, Serbia, Greece | 2013 |
|---|---|
| Total waste generated, metric tonnes | 424 015* |
| % of waste recycled | 56%* |
| % of waste sent to landfill | 38% |
| % of waste incinerated and transformed in energy | 7% |

* obtained limited assurance by Ernst & Young

| Costs and income from recycling activities Delhaize America and Belgium | 2011 | 2012 | 2013 |
|---|---|---|---|
| Cost of waste disposal and recycling activities (million EUR) | 15 | 15 | 15 |
| Income from recycling activities (million EUR) | 25 | 19 | 20 |

Click here to access the 2013 data table and methodology.

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HEALTHY LIFESTYLES

Our priority is providing fresh, nutritious and delicious food, but our efforts to support healthy living in both our associates and our customers go well beyond that. Across the Group, we are actively engaged in supporting the wellbeing of our associates, our customers and our communities. This is especially important as rates of diet-related health conditions, including obesity and diabetes, continue to rise across the globe.

We believe it is our responsibility to create a work environment that encourages healthy habits by providing educational programs and emphasizing preventative health care. That’s why each of our operating companies implements specialized programs that address their associates’ specific health and wellness concerns.

LEAD

Healthy Lifestyles

Global Ambition

We will be a leader in all our local markets for empowering associates and customers to lead healthy lifestyles

Healthy Lifestyles Goal

No global goals - locally-driven subject

2013 Progress

Promoted Healthy Lifestyles at our operating companies (see Local

Performance)

Our focus on wellness extends to our communities as well. Our banners have instituted innovative programs for customers that range from nutrition education to fitness classes to healthy cooking tips. Here are highlights from our work promoting healthy lifestyles in 2013:

Hannaford in the US launched an innovative Healthy Living Center in partnership with several community organizations. The center, located inside a supermarket, allows customers to shop for groceries, take exercise classes, learn about nutrition and get their health care questions answered - all under one roof.

Read more about this boundary-breaking project in our case study,

“Launching the Healthy Living Center: Hannaford supports associates and customers in Albany, New York”

The Alfa Beta banner in Greece sent 80 associates to the Company Sport Games hosted by the Hellenic Organization for Company Sport & Health in Athens, where they competed in sports including football, basketball, tennis and running.

Super Indo stores in Indonesia continued to offer weekly aerobics classes and monthly programs for mothers of infants, providing vaccines and information on health and nutrition.

Healthy Living CENTER

Presented by:

CDPHP

the YMCA

Hannaford

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# ASSOCIATE DIVERSITY

**Diversity – of perspectives, backgrounds, beliefs and experiences – strengthens our business. We operate in a diverse business climate, and we believe that we function best when our associate base reflects the same breadth as the communities in which we operate. A diverse associate base results in greater affinity with our customers, and helps us fill our stores with a mix of products that represents the characteristics of our communities.**

## Associate Diversity

**Global Ambition**

We will embrace and foster Diversity and Inclusion across our business, and our associates will reflect the diversity of the communities in which we operate

| Associate Diversity Goal | 2013 Progress |
|---|---|
| Develop and implement Diversity & Inclusion plans across all our operating companies | Activated Diversity & Inclusion Plans for Delhaize America and Delhaize Belgium |

Education about the benefits of diversity and analysis of where we are today continued in 2013, positioning us to spell out our company-wide policies about and approaches to Diversity and Inclusion in 2014. As we prepare for that process, we are looking to the many successful programs and projects across our banners. Some of these include:

- Delhaize Belgium and Delhaize America ran ongoing programs that educate associates about the importance of Diversity and Inclusion, including seminars on women in leadership.
- Delhaize America was recognized by the Human Rights Campaign, an organization working for lesbian, gay, bisexual and transgender equal rights, as one of the best places to work in the US.

| Associate diversity | 2011 | 2012 | 2013 |
|---|---|---|---|
| % associates who are part-time | 56% | 56% | 53% |
| % associates who are female | 51% | 51% | 52% |
| % of associates over 50 years old | 19% | 20% | 19% |
| % of associates below 30 years old | 43% | 43% | 43% |
| % of associates from ethnic minorities (Delhaize America only) | 27% | 27% | 28% |

Click here to access the complete 2013 data table and methodology.

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# EVERYDAY PRACTICES

**Alongside our top strategic priorities, we continue improving the actions we take to support our associates, our communities and our planet. This includes ensuring we have systems in place to monitor and verify our performance on the basic actions we take every day. Within the Everyday Practices portion of our strategy we track performance on food safety audits in stores, associate training and development, community engagement and greenhouse gas emissions.**

Our strong performance on sustainable business indicators across all aspects of our business was rewarded by our inclusion in the Dow Jones Sustainability Index for the second year in a row.

Dow Jones Sustainability Indexes
Member 2012/13

## Everyday Practices

**Global Ambition**
We will maintain everyday sustainable business practices as a foundation for our operations

### Greenhouse Gas Emissions

| Greenhouse Gas Emissions Goals | 2013 Progress |
|---|---|
| Achieve 20% reduction in $CO_2$ equivalent emissions per square meter of sales area (against 2008 baseline) | 9.5% reduction since 2008 |
| Switch refrigerants from ozone-depleting substances (ODS) and high-global warming potential (GWP) HFCs to ozone-friendly and low-GWP refrigerants | • 51% of total refrigerants used were ozone-friendly<br>• Average refrigerant GWP of 2 361 |

### Associate Development

| Associate Development Goal | 2013 Progress |
|---|---|
| Ensure that all associates go through an annual documented performance dialogue process | 73% of associates received documented performance dialogues |

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## Food safety

Our approach to food safety is both rigorous and comprehensive, as we know that our customers trust us to provide them with products that meet the highest food safety standards. In 2013, 98% of our company-operated stores successfully underwent food safety audits.

| Food safety | 2011 | 2012 | 2013 |
|---|---|---|---|
| % company-operated stores audited for food safety | 95% | 98% | 98%* |

* obtained limited assurance by Ernst & Young

Click here to access the 2013 data table and methodology.

## Associate development

Our associates are on the front lines of our operations. That is why we continue to invest in associate development and training, including annual performance reviews, leadership training and skill development programs. In 2013, 73% of associates participated in a performance dialogue, and 83% of management positions were filled internally. We also continued our strong programs for training future retail managers, such as the Delhaize Group International Graduate Trainee Program.

| Associate development | 2011 | 2012 | 2013 |
|---|---|---|---|
| % of associates who received a performance dialogue | 79% | 79% | 73% |
| % of associates who received an instructor-led training | 59% | 66% | 58% |
| % of associates who received a computer based training | 58% | 60% | 63% |

Click here to access the 2013 data table and methodology.

## Community



Our stores are supported and sustained by the communities around them. We do our part to sustain those communities in turn. All of our operations (100%) have local engagement programs, including food donation programs and local charity support, to respond to the specific needs of their communities. In 2013, those programs resulted in 27 700 tonnes of donated food products, and €3 million in cash donations - 1.1% of our pre-tax profits.

| Community | 2011 | 2012 | 2013 |
|---|---|---|---|
| Products donated, thousand tonnes | 22 | 20 | 28* |
| Direct cash donations to charities, million EUR | 4 | 3 | 3* |
| % of direct cash donations on pre-tax profit | 0.7% | 1.2% | 1.1% |

* obtained limited assurance by Ernst & Young

Click here to access the 2013 data table and methodology.

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## Greenhouse gas emissions

We have continued to adopt new technologies to increase our stores' energy and refrigerant efficiency. Each year, we calculate our overall carbon footprint to measure progress against our goal to reduce emissions per square meter by 20% from 2008-2020. We report these results to CDP, an international nonprofit organization that provides a global system for companies to report environmental information. We are pleased to report that as of the end of 2013, we are ahead of target with a cumulative reduction of 9.5%.

| Greenhouse gas emissions | 2011 | 2012 | 2013 |
|---|---|---|---|
| Total carbon equivalent emissions, tonnes $CO_2e$ | 2 899 983 | 2 616 213 | 2 505 286* |
| Total carbon equivalent emissions per m² sales area, tonnes $Co_2e/m^2$ | 0.613 | 0.592 | 0.579* |
| Facilities energy consumption equivalent emissions per m² sales area, tonnes | 0.378 | 0.363 | 0.363* |
| Transport equivalent emissions per m² sales area, tonnes $CO_2e/m^2$ | 0.039 | 0.04 | 0.04* |
| Refrigerants equivalent emissions per m² sales area, tonnes $CO_2e/m^2$ | 0.195 | 0.189 | 0.174* |

* obtained limited assurance by Ernst & Young

Click here to access the 2013 data table and methodology.

# PARTNERSHIPS

We collaborate with organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2013:

Forum for the Future

Business Social Compliance Initiative (BSCI)

The Consumer Goods Forum (CGF)

- Sustainability Steering Group
- Global Food Safety Initiative (GFSI)
- Global Social Compliance Programme (GSCP)
- Health & Wellness Core Team

European Retail Roundtable (ERRT)

Global Sustainable Seafood Initiative

Roundtable on Sustainable Palm Oil

Round Table on Responsible Soy

The Forest Trust

The Sustainability Consortium

King Baudouin Foundation

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LOCAL PERFORMANCE

# OUR BANNERS AT DELHAIZE AMERICA

**This report covers Delhaize Group's operations in the US, which include Bottom Dollar Food, the Food Lion Family of banners, Hannaford and Sweetbay, referred to as Delhaize America throughout this document. Look to our other reports for information on Group-wide strategy, goals and achievements, as well as the accomplishments of other Delhaize Group operating companies.**

Our banners have a long history of taking action on sustainability issues. Food Lion has been recognized by the U.S. Environmental Protection Agency as an Energy Star Leader for 12 consecutive years. Hannaford built the first LEED Platinum-certified supermarket in the US, and has pioneered innovative recycling and food waste composting programs.

Today, our goal is to make our banners the most sustainable supermarket operators in their markets by 2020. This ambition is part of Delhaize Group's journey to Supergood, but to achieve it we must develop initiatives that respond to the unique needs of our customers. This report features highlights of our steps on that journey in 2013.

## KEY FACTS

| | | | |
|---|---|---|---|
| **1 514** | **108 053** | **28%** | **59%** |
| stores | associates | of total revenue from Private Brand sales | waste diversion from landfill |

All data is as of December 2013

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SUSTAINABLE PRIVATE BRANDS

Our private brands allow us to build sustainability and nutrition into our products from the ground up. In 2013, we set a course to be the leader in our markets for sustainable and nutritious private brand products by 2020.

We aim to increase our percent of private brand sales from products that earn at least 1 Guiding Star from 33% to 45%. To achieve this, we have defined a path to increase the number of products that earn Guiding Stars, and we will increase promotions of nutritious products. We also aim to increase transparency of product information for our customers, and we aim to improve the sustainability of our packaging. As we progress, we will monitor customer opinion and industry trends, adjusting our targets as necessary to maintain our leadership position.

Delhaize America 2020 Goals

Sustainable Private Brands

2013 Progress

45% of private brand food sales from

products that earn at least 1 Guiding Star

Increase transparency of product

information to customers

Increase sustainability of private brand

packaging

33% of private brand food sales from products that earn

at least 1 Guiding Star

Plan and specific target to be defined in 2014

Plan and specific target to be defined in 2014

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In 2013, we also took further steps in sourcing sustainable seafood and palm oil.

- Since 2012, all the seafood products sold in our banners are assessed against Delhaize America's sustainable seafood policy and are fully traceable to the wild fishery or farm of origin. In collaboration with the Gulf of Maine Research Institute, we deepened our commitment to sustainable seafood by starting work with representatives from the University of Maine, the Atlantic Offshore Lobsterman's Association and other partners on a project to protect the Jonah Crab population off the coast of New England.
- We continued to work toward the Group-wide 2020 goal of using only responsibly sourced palm oil that does not contribute to deforestation. We partnered with The Forest Trust (TFT) to identify private brand products containing palm oil and calculated that those items used roughly 2 600 tonnes of palm oil in 2012.

> "SINCE 2012, ALL THE SEAFOOD PRODUCTS SOLD IN OUR BANNERS ARE FULLY TRACEABLE TO THE WILD FISHERY OR FARM OF ORIGIN."

That audit is the first step in sourcing only responsible palm oil. We also conducted webinars with suppliers to build awareness about sustainable palm oil.

- We received funding from Delhaize Group's Sustainability Innovation Fund to further investigate consumers' needs, purchasing habits and concerns regarding product sustainability and health. Work on this project will continue in 2014.


Organic

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# ZERO WASTE

**Our aim is to reach Zero Waste. As we continue to implement our Moving to Zero Waste (M2Z) program, we are looking for more ways to transform our discarded materials into raw materials for other processes.**

In 2013, our banners reduced the amount of waste they sent to landfills by 19% and increased food waste recycling by 17%. Our recycling programs contributed more than $22 million (€17 million, according to the 2013 year-to-date average conversion rate) to our bottom line, a 6% increase from the previous year. Also in 2013, we set an ambitious goal for 2020 to reach 90% waste diversion from landfill across our operations.

> "WE CONTINUE TO IMPLEMENT OUR MOVING TO ZERO WASTE (M2Z) PROGRAM."

| |
|---|
| ↘ 19%<br>WASTE DIVERSION TO LANDFILL |
| ↗ 17%<br>FOOD WASTE RECYCLED |
| $ 22 MILLION<br>BOTTOM LINE CONTRIBUTION |

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Delhaize America 2020 Goals 2013 Progress

Zero waste

90% of waste diverted from landfill

59% of waste diverted from landfill

Hannaford: standardizing in-store procedures

Hannaford continued rolling out the M2Z program to all 186 of its stores by the end of 2013. Further M2Z actions at Hannaford during 2013 resulted in 37% reduction in waste to landfill from the previous year and $1 million in annual cost savings. Some of these actions included:

Reviewing waste and recycling protocols at each store to ensure maximum recycling of cardboard, paper, waxed cardboard, and plastics.

Introducing a monthly store waste scorecard, allowing store managers to track their waste reduction progress and compare their numbers to the company-wide average and to other individual stores.

Recognizing stores that demonstrated the best waste reduction as “star recyclers.”

“BOTTOM DOLLAR FOOD REDUCED WASTE PICKUPS BY 17% AS A RESULT OF THESE EFFORTS.”

Finding new ways to contribute unsold food to food banks and pantries, resulting in an increase of 143% from 2012 in food donated (total: 5 566 tonnes ).

Increasing partnerships to recycle food waste through composting or anaerobic digestion facilities, resulting in 4% more food waste recycled in 2013 compared to 2012.

Bottom Dollar Food: rolling out M2Z

Bottom Dollar Food launched a chain-wide rollout of M2Z in May 2013, after a successful pilot program in 2012. To support the rollout, the banner provided in-store signage and trained store leads on the project. By June, all 62 stores were recycling cardboard, food waste, paper and plastic. Bottom Dollar Food reduced waste pickups by 17% as a result of these efforts , and cash savings covered the cost of the food waste pickup program.

“FINDING NEW WAYS TO CONTRIBUTE UNSOLD FOOD TO FOOD BANKS AND PANTRIES, RESULTED IN AN INCREASE OF 143% FROM 2012 IN FOOD DONATED (TOTAL: 5 566 TONNES).”

Food Lion: store assessments and composting

Food Lion analyzed stores in 75% of its regions to determine which waste-reduction plans are working. For example, the analysis showed improvement in recycling rates for cardboard and plastics, including plastic bags returned by customers, and an opportunity to improve food-waste diversion efforts. Results of the analysis will be used in 2014 to roll out additional waste reduction measures in Food Lion stores as the banner continues the journey to 90% waste diversion from landfill by 2020.

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HEALTHY LIFESTYLES

Across our US banners, we partner with nonprofits and community organizations to help shoppers find delicious, affordable food that meets their health and nutritional goals. Guiding Stars product labeling and education programs continued to be run at all Delhaize America banners.

Last fall, Hannaford launched “Cooking Matters,” an educational program that helps customers shop, cook and eat healthier, even on a tight budget. In collaboration with childhood hunger-prevention organization Share Our Strength, we brought nutrition and food experts to our stores to provide interactive demonstrations of low-cost recipes made from fresh, healthy and great-tasting foods.

For another innovative initiative that supports healthy eating and exercise habits, please read our case study,

“Launching the Healthy Living Center: Hannaford Supports Associates and Customers in Albany.”

EVERYDAY

EVERYDAY PRACTICES

Ensuring that environmental and social issues are successfully managed in our business is a foundation of our progress toward Supergood. In 2013, we continued to work on everyday practices that support our communities and improve our stores’ energy efficiency.

Community

While we are part of a global business, we are sustained by our connections to the cities and towns where our stores are located. Below are highlights from the actions we took to support our communities in 2013:

The relocation of the Milton, Vermont, Hannaford store created an unusual problem: an entire store’s worth of unsold, perishable products. Hannaford personnel worked with the Vermont Food Bank to donate $20 000 worth of meat, dairy and produce.

Food Lion donated $0.5 million in store gift cards to North Carolina Food Banks to help customers who lost their food stamp benefits during the October government shutdown.

During the Thanksgiving season, Food Lion partnered with local organizations to provide 2 000 turkeys to needy families in North Carolina.

Together, the Delhaize America banners donated 8.7 million meals and 27 000 additional tonnes of product to local charities.

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Greenhouse emissions gas

Along with our counterparts throughout Delhaize Group, we aim to reduce our greenhouse gas emissions 20% by 2020, compared to 2008. To get there, we are installing new technologies and implementing new programs to use energy and refrigerants more efficiently. In 2013, these programs helped us achieve a 3% reduction in Delhaize America’s total CO2-equivalent emissions per square meter (a cumulative 7% reduction since 2008). Two highlights from 2013 are:

In July, Hannaford opened a store in Turner, Maine, featuring a state-of-the art refrigeration system that uses carbon dioxide (CO2) as a natural refrigerant - the first of its kind in a US supermarket. Compared to conventional hydrofluorocarbon (HFC) refrigerants, the gases in this system have a much lower environmental impact. The US Environmental Protection Agency’s GreenChill Partnership presented the store with its 2013 “Best of the Best” award. The installation is a pilot project that will inform future refrigeration system designs.

Food Lion developed a Condition-Based Maintenance Program, which helps keep refrigeration systems operating at peak performance. In 2013, Food Lion piloted the program in 100 stores and plans to expand it in coming years.

“HANNAFORD OPENED THE FIRST US SUPERMARKET FEATURING A STATE-OF-THE-ART REFRIGERATION SYSTEM THAT USES CARBON DIOXIDE (CO2) AS A NATURAL REFRIGERANT.”

Sustainability engagement

Hannaford began the process of obtaining Grocery Stewardship Certification, a program sponsored by the Massachusetts-based Manomet Center for Conservation Sciences. To qualify for certification, every store location must document how it manages a variety of environmental measures, including waste reduction, landscaping and storm water conservation. In 2013, leaders at each store attended workshops to learn about certification. At the end of 2013, 37 stores had received final certification, with another 80 in the process.

MANOMET

Center for Conservation Sciences

Science at Work

for a Sustainable World

GROCERY STEWARDSHIP CERTIFICATION

A MANOMET SUSTAINABILITY INITIATIVE

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AWARDS & PARTNERSHIPS

2013 Awards

Recognition of our work on sustainability projects validates our approach and helps inspire others to follow our lead. We received the following awards in 2013:

US EPA Energy Star 2013 Partner of the Year Sustained Excellence Awards

Food Lion, Harvey’s and Reid’s were recognized with their 12th consecutive ENERGY STAR award for their continued leadership in protecting the environment through superior energy efficiency.

MassRecycle 2013 Supermarket Award

Hannaford received this award in recognition for its Zero Waste work in stores located in Massachusetts.

US EPA GreenChill “Best of the Best” Award Hannaford received this award for the transcritical CO2 refrigeration system at its store in Turner, Maine.

Key sustainability partners

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2013:

Sustainable Private Brands

Gulf of Maine Research Institute (GMRI)

National Salt Reduction Initiative (NSRI)

Community

Feeding America

State and local food banks and food pantries

YMCA (Young Men’s Christian Association)

General

Food Marketing Institute Sustainability Executive Committee

Environmental performance

US Environmental Protection Agency:

- EnergyStar Partner

- GreenChill Partner

- WasteWise Partner

Manomet Center for Conservation Sciences

We also worked with organizations that collaborate across Delhaize Group. See the full list of Group-wide partners here.

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DELHAIZE IN BELGIUM AND LUXEMBOURG

DELHAIZE

This report covers Delhaize Group’s operations in Belgium and Luxembourg represented by the Delhaize banner. Look to our other reports for information on Group-wide strategy goals and achievements, as well as the accomplishments of other Delhaize Group operating companies.

Delhaize Belgium has a long history of bringing healthy, fresh products to our customers. We have been a leader in stocking innovative and sustainable products, including the first organic and fair trade products sold in Belgian supermarkets. We have also applied aggressive plans to conserve energy and reduce waste, recycling more than 70% of our waste and sending food waste to biomethanization for years.

Today, our goal is to make Delhaize the most sustainable supermarket operator in Belgium and Luxembourg by 2020. This ambition is part of Delhaize Group’s journey to Supergood, but to achieve it we must develop initiatives that respond to the unique needs of the Belgian market. This report features highlights from our work in 2013.

KEY FACTS

179 company-operated 673 affiliated stores

16 085 associates

59% of total revenue from Private Brand sales

74% of total waste recycled

All data is as of December 2013

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SUSTAINABLE PRIVATE BRANDS

Making our private brand products as healthy, fresh and responsibly sourced as possible is the cornerstone of our sustainability strategy. In 2013, we focused on improving labeling of healthy products, minimizing fats, salt and sugar in our private brand products and creating new collaborations with local farmers and artisans. We also established an ambitious set of goals for 2020, in addition to our Group-wide goals. Going forward, we will monitor customer opinion and industry trends, adjusting our targets as necessary to maintain a leadership position.

Delhaize Belgium 2020 Goals

Sustainable Private Brands

Offer the most healthy private brand products to our customers

100% sustainable sourcing for private brand fruits & vegetables

100% sustainable sourcing for private brand meat products

100% sustainable sourcing for private brand coffee

100% of private brand packaging reviewed against sustainable guidelines

100% of private brand packaging to include recycling information

2013 Progress

Continued private brand product reformulations to

reduce fats, salt and sugars

Added a new logo on private brand products to help

customers identify healthy options

Work to begin in 2014

Started sustainable pork program

Work to begin in 2014

Developed sustainable packaging guidelines

for buying team

Developed recycling icons and started

applying them on packaging

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Highlights from our 2013 achievements include:

- We introduced a new logo to identify healthy private brand products, such as our "extra fruit juices," so customers can locate them more easily.
- To help customers reduce their sugar consumption, we made innovative use of stevia, a naturally originating low-calorie sweetener, in our private brand products, including muesli, yogurt, pastries and soft drinks.
- Continuing our strong tradition of introducing innovative, healthier products, we developed a chocolate spread that contains 43% less saturated fat than the leading brand.


Mmmhh
en rijk aan vitamine C!
et riche en vitamine C!
und reich an Vitamin C!

"BY THE END OF 2013, 147 COMPANY-OPERATED STORES PARTICIPATING IN THE PROGRAM, SOLD ABOUT 700 LOCAL PRODUCTS FROM 150 LOCAL VENDORS."

- We already met our 2015 goal of using 100% RSPO (Roundtable on Sustainable Palm Oil)-certified sustainable palm oil in our private brand products. We focused on getting "Mass Balance" or "Segregated" RSPO-certified palm oil particularly in 3 categories: cookies, snacks and chocolates. In line with Delhaize Group's new commitment to traceable and deforestation-free palm oil, we began mapping where palm oil in our products comes from.
- In 2013, we expanded our offerings of sustainably sourced seafood by ensuring that none of our frozen seafood is "red-listed." This milestone builds on our 2012 achievement of selling only sustainably sourced fresh fish.

## Local products

Alongside our focus on private brand products, we also invested in local sourcing. Customers continue to seek out local products, in part because they appreciate their freshness and quality, and also because they understand the economic benefits to local communities. To stock these products we must build relationships with local artisans and growers, and find effective ways to collaborate.

To do so, we defined exactly what "local" means: products of Belgian origin, made or grown by small-scale artisans or farmers, and distributed in their town or province of origin.

Store managers in each of Belgium's 10 provinces used their local knowledge - along with customer input - to identify top local farmers and artisans. By the end of 2013, 147 company-operated Delhaize stores were participating in the program, selling a total of about 700 local products from 150 local vendors. More than 100 of those products were new additions in 2013.

"WE ALREADY MET OUR 2015 GOAL OF USING 100% RSPO (ROUNDTABLE ON SUSTAINABLE PALM OIL)-CERTIFIED SUSTAINABLE PALM OIL IN OUR PRIVATE BRAND PRODUCTS."


muesli
CRUNCHY



For more information about this effort, please see our case study,

"Going Local: Delhaize Celebrates Belgian Cheese and Beer."

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ZERO WASTE

We continued our work toward Delhaize Group’s ambitious goal of moving to Zero Waste in its operations, as well as encouraging customers and suppliers to do their part to reduce waste. By 2020, we aim to recycle 82% of our total waste and also be recognized for engaging our customers in waste reduction.

From 2012 to 2013, we increased our recycling rate from 72% to 74%, driven by increases in recycling of food waste and cardboard. In addition, we made our private brand packaging easier for customers to recycle by creating symbols that clarify how each package can be recycled. By the end of 2020, all private brand packaging will include these symbols.

Delhaize Belgium 2020 Goals

Zero Waste

82% recycling rate in our operations

Launch at least 1 project a year to engage customers on waste reduction (including food waste)

Improve annually the percentage of our customers who feel our company is active in waste reduction

2013 Progress

74% of waste recycled

Work to begin in 2014

Baseline survey to be conducted in 2014

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HEALTHY LIFESTYLES

We have a long-standing commitment to helping our associates and customers live healthier lifestyles. This year, we stepped up communications to help encourage healthy eating by our customers.

To motivate our customers to explore a wide variety of fruits and vegetables, we launched the “Color Your Plate” campaign. The campaign reminded customers that a plate featuring many different vibrantly colored fruits and vegetables contributes to a balanced diet that is high in nutrients.

VARIEZ LES FRUITS & LEGUMES.

C’EST BON POUR LA SANTE.

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EVERYDAY

EVERYDAY PRACTICES

As we work on our major sustainability initiatives, we also are continually looking for ways to ensure we’re getting the basics right. In 2013, we continued to make improvements in the core areas of food safety in our facilities, reducing greenhouse gas emissions and improving mobility to stores and offices for our associates and customers.

Food safety

A centralized auto-control management system drives food safety throughout Delhaize Belgium’s supply chain, helping ensure food safety across the company. In 2013, 100% of our company-operated stores and warehouses received auto-control certification, an official designation recognized by the Belgian government indicating that our food safety systems meet or exceed food safety standards. Our affiliated stores also chose to embrace the system: 46 additional stores received auto-control certification, and their overall food safety audit results are now at the same high standard as our company-operated stores.

Associate training and talent development

Our company’s success depends on our ability to attract and retain the best talent. In 2013, 700 associates were trained as “top chefs.” Training sessions focused on seasonally appropriate products and recipes, such as uses for in-season fruits and vegetables. The top chefs shared their learnings with 7 000 associates throughout the company.

Reducing greenhouse gas emissions

We aim to reduce the greenhouse gas emissions related to our business 20% by 2020, compared to 2008. In 2013, we focused attention on 2 areas that together make up nearly half of our carbon footprint: transportation of products from distribution centers to stores and refrigerants to keep products cold.

The result: 2% reduction since 2012 in our total CO2 -equivalent emissions per square meter (a cumulative 14% reduction since 2008).

50-75% LESS NOISE

86% LESS NITROGEN OXIDE EMISSIONS

83% LESS PARTICULATE MATTER

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Silent deliveries

Trucks that deliver at off-peak hours spend less time in traffic, which means we save time and money while also reducing fuel use and emissions. To keep our neighbors happy, we worked to make our off-peak deliveries as quiet as possible, expanding our PIEK (silent delivery) pilot project in Flanders and launching additional projects in Wallonia and Brussels. We invested in material, equipment and training, including:

Silent trucks that run on compressed natural gas.

Infrastructure upgrades, including covered delivery ramps to reduce noise.

Silent pallet trucks.

Education programs for staff and drivers.

The project was a success: Compressed natural gas trucks resulted in 50%-75% less noise, 86% less nitrogen oxide emissions and 83% less particulate matter compared with standard EURO-5 diesel trucks. A new delivery schedule that timed deliveries for earlier in the morning or later in the evening reduced our fuel consumption by 4% and helped us make deliveries more efficiently: average speeds increased from 50 km/h to 67 km/h for evening deliveries and 61 km/h for morning deliveries.

For this project, we collaborated with local and regional authorities, universities, and other stakeholders, including the European Commission. We will use input from these experts to continue to make our deliveries as safe, quiet and environmentally responsible as possible.

Adopting natural refrigerants

In March 2013, we opened a store in the south of Brussels that pilots a state-of-the-art transcritical CO2 refrigeration system. Transcritical CO2 systems have much less impact on climate change than hydrofluorocarbon (HFC) refrigeration systems. After a year, we will review the data to determine whether and how to apply these systems in more stores.

Mobility

Thousands of customers and associates come and go from our facilities every day. Encouraging sustainable commuting practices helps us promote healthy behaviors in our associates, customers and communities. In 2013, we took the following steps:

For the third year, we provided Delhaize bicycles to associates who commute to work by bicycle at least 75% of the time. We delivered 457 new bikes to associates in 2013, bringing the grand total to 915. Impressed with these results, several affiliated stores have begun implementing their own version of the program.

To encourage shoppers to bike to our stores, we sold competitively priced bike panniers designed to hold groceries and improved bike racks installed in front of our stores.

“WE OPENED A STORE IN THE SOUTH OF BRUSSELS THAT PILOTS A STATE-OF-THE-ART TRANSCRITICAL CO2 REFRIGERATION SYSTEM.”

In September we celebrated Mobility Week, a European sustainable transportation campaign. As part of the week’s celebrations, we provided more than 2 000 breakfasts to associates who used alternative transportation to get to work. That figure represents a 30% increase over the previous year. In addition, more than 125 workers at our company-operated and affiliated stores took part in the annual Mobility Cup by commuting to work by bike, foot, public transit or carpool, accumulating more than 19 000 sustainably-traveled kilometers during Mobility Week.

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# AWARDS & PARTNERSHIPS

## 2013 Awards

Recognition of our work on sustainability projects validates our approach and helps inspire others to follow our lead. We received the following award in 2013:

### European CSR Award Scheme

Delhaize Belgium and WWF Belgium won this Sustainable Partnership Award for "Sustainability of fish supply chain."

## Key sustainability partners

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. In 2013, our partners included:

### Sustainable Private Brands

WWF Belgium

### Conservation associations

Natuurpunt

Natagora

### Community

Food banks

Think Pink

### General

Business & Society Belgium

Kauri

VIM

We also worked with organizations that collaborate across Delhaize Group. See the full list of Group-wide partners here.

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# ALFA BETA IN GREECE

**This report covers Delhaize Group's operations in Greece represented by the Alfa Beta banner. Look to our other reports for information on Group-wide strategy, goals and achievements, as well as the accomplishments of other Delhaize Group operating companies.**

The Vassilopoulos family opened their first Alfa Beta delicatessen back in 1939. Their strong background in retail led the Vassilopoulos brothers to found Alfa Beta SA in the 1970's, incorporating their strong family values into the company. Since joining Delhaize Group in 1991, we have built on that foundation, committing to sustainability in all aspects of our operations. We have been recognized repeatedly as a leading retailer of fresh and healthy products in Greece, and we pioneered a line of private brand Greek specialty products. At the same time, we have addressed our environmental impact by opening Greece's first store that meets BREEAM environmental standards, and by becoming the market leader in customer recycling centers.

In 2013, we continued our journey toward Supergood. The year's projects included an emphasis on locally sourced products, the launch of a sustainable seafood strategy and a focus on the health and professional development of our associates. This report features highlights from our work in 2013.

## KEY FACTS

**227 company-operated 281 affiliated** stores

**10 958** associates

**22%** of total revenue from Private Brand sales

**53%** of total waste recycled

All data is as of December 2013

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# SUSTAINABLE PRIVATE BRANDS

**We want our customers to know that Alfa Beta's private brand products are as healthy, fresh, local and responsibly sourced as possible. That is why our top priority is improving the sustainability and health of private brand products. To that end, this year we set the following goals to achieve by 2020, in addition to our Group-wide goals. Going forward, we will monitor customer opinion and industry trends, adjusting our targets as necessary to maintain a leadership position.**

| Alfa Beta 2020 Goals Sustainable Private Brands | 2013 Progress |
|---|---|
| Engage local fisheries in sustainable fishing methods and apply sustainable guidelines to local aquaculture farms | Launched Fishery Improvement Project (FIP) for Greek sardine and anchovy fishery |
| 80% of Greek fruit & vegetable growers have water management programs in place | Work to begin in 2014 |

## Sourcing sustainable seafood

Our first step toward sourcing sustainable seafood was partnering with Greek sardine and anchovy fisheries to create a Fisheries Improvement Project (FIP). We are collaborating in this effort with WWF Greece, which will also help us create guidelines for sustainably sourced farmed seafood. In 2013, we were awarded a grant from Delhaize Group's Sustainability Innovation Fund that helped launch the project.

Steps taken in 2013 include:

- Starting the FIP process by hiring a Marine Stewardship Council (MSC)-accredited consultant to assess the current practices of sardine and anchovy fishermen in Kavala, the hub of the Greek sardine and anchovy fishing industry.
- Developing a survey for our suppliers of farm-raised seafood that will give us insight into the sustainability of their current practices.

> "OUR FIRST STEP TOWARD SOURCING SUSTAINABLE SEAFOOD WAS PARTNERING WITH GREEK SARDINE AND ANCHOVY FISHERIES TO CREATE A FISHERIES IMPROVEMENT PROJECT."

The results of this assessment and survey will allow us to develop recommendations and best practices to ensure the sustainability of the seafood from these sources.



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Responsibly sourced palm oil

In 2013, we progressed toward using only responsible palm oil that does not contribute to deforestation. Working with our partner The Forest Trust (TFT), we identified private brand products containing palm oil. We then estimated the total amount of palm oil and palm kernel oil used in those products (roughly 470 tonnes per year). We will continue building transparency and traceability around the use of palm oil in our products, as we work toward achieving our ambitious Delhaize Group 2020 goal.

Local products

In 2013, we paid special attention to the role local products play in our sustainability efforts. These products, such as our successful “Close to Greek Nature” private brand of traditional Greek foods, offer customers the opportunity to buy fresh, high-quality food, while supporting the economic health of nearby communities.

Steps taken in 2013 include:

Of all fresh produce sold in our stores, both private brand and other brands, 77% was locally grown.

We worked with local pork suppliers and the Aristotle University of Thessaloniki to re-introduce an indigenous breed of pig to our customers. These pigs are raised exclusively for us by local farmers near Mount Olympus, where they graze freely on a diet of herbs and plants to produce meat with a unique flavor.

Learn more about this initiative in our case study, “Reviving an Ancient Breed: Partnering with Local Farmers to Raise ‘Greek Black Pigs’”.

To support local olive growers, we developed new recipes that showcase Greek olives. Our customers loved these varieties, including olives stuffed with orange, garlic and sun-dried tomato. Sales of packaged local olives increased 15% in 2013.

“OF ALL FRESH PRODUCE SOLD IN OUR STORES, BOTH PRIVATE BRAND

AND OTHER BRANDS, 77% WAS LOCALLY

GROWN.”

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ZERO WASTE

We continued our work toward Delhaize Group’s ambitious goal of moving to Zero Waste from its operations, as well as encouraging customers and suppliers to do their part to reduce waste. By 2020, we aim to recycle 81% of our total waste, increase the use of reusable product crates, and raise awareness among our customers of how we can collectively reduce waste.

Alfa Beta 2020 Goals 2013 Progress

Zero Waste

81% recycling rate in our operations 70% of waste recycled

53% of fruits and vegetables delivered in reusable crates Began to map the current usage of reusable crates

Organize 10 activities per year to raise customer awareness of waste reduction and recycling Activities to begin in 2014

We worked toward the goals in 2013, including the following actions:

We recycled 9 600 tonnes of waste in 2013, a 15% increase from 2012, generating €73 000.

We reduced food waste by launching a program to donate food that is nearing its expiration date directly from our stores to community organizations. We also donated 60 tonnes of food to the Greek Food Bank in 2013.

We expanded our successful reusable crate program, which since 1995 has encouraged vegetable, fruit and pre-packed meat suppliers to replace disposable wooden, cardboard and plastic crates with reusable plastic crates. By getting more suppliers to use reusable crates, in 2013 we eliminated 7 400 tonnes of packaging waste. Our goal is to have 53% of our fruits and vegetables packed in reusable crates by 2020.

15% WASTE RECYCLED

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# HEALTHY LIFESTYLES

**Alfa Beta's journey to Supergood involves more than just the products in our stores. We also want to help our customers and associates live healthier lifestyles.**

One of our 2013 initiatives encouraged our associates to prioritize their fitness: we joined the Hellenic Organization for Company Sport & Health and sent 80 associates to the Company Sport Games held in Athens. This annual event attracts more than 400 athletes and company teams from around the world to compete in more than 200 games, including football, basketball, tennis and running races. We plan to participate again in 2014.


HELLENIC COMPANY
SPORT GAMES 2013
Peace and Friendship Stadium, October 18, 19 & 20

*(picture credits : thisisathens.org)*

# EVERYDAY PRACTICES

**As we work on our major sustainability initiatives, we also are continually looking for ways to ensure that we get the basics right. In 2013, we continued to make improvements in the core areas of food safety in our facilities, associate development, community engagement and greenhouse gas emissions.**

## Food safety

We demonstrated our commitment to the highest level of food safety standards when our distribution center in Sindos received ISO 22000:2005 certification, which ensures food safety for fresh products and dry food products distributed to Alfa Beta stores in northern Greece.

To earn this certification, the facility implemented a food safety system that included, among other requirements, food safety training for warehouse associates and specific rules for handling products with different temperature needs in different chill chambers. This is our second facility to achieve ISO 22000:2005 certification, following the distribution center in Oinofita.



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Associate development

Our goal is to provide customers with high quality products and exceptional customer service. We are also committed to helping our associates develop their skills so that they can advance in their careers.

In 2013, we launched a new training program to address both aims. Associates in our stores’ Fresh Departments - including the Butchery, Seafood and Produce sections - received advanced Customer Service and Sales Techniques training to help them build strong relationships with customers. More than 2 000 of our 3 400 Fresh Department associates completed the course last year, with the remainder scheduled to receive training by July 2014.

We also provided workshops to develop our Fresh Department supervisors’ coaching skills so they can better support the associates in their departments. Going forward, this training will be part of the standard career-development program for all store Department supervisors.

Community

Alfa Beta has long made serving its community a priority, from partnering with local nonprofit organizations to donating directly to charitable causes. In September 2013 we increased this commitment by launching an ambitious “52 Weeks” initiative, which provides financial support over the course of a year to 52 charitable organizations that feed the hungry. We partnered with Boroume, a local organization which distributes surplus food to the needy throughout Greece. Each week, Alfa Beta provided vouchers for food and goods, as well as financial assistance, to different charitable groups. The charities, which are focused on alleviating hunger, can either distribute the vouchers to people they serve or use them to purchase food they prepare for individuals in need.

We also worked with our suppliers to create a line of charitable products, including

“THE “52 WEEKS” INITIATIVE PROVIDES FINANCIAL SUPPORT

OVER THE COURSE OF A YEAR TO 52 CHARITABLE ORGANIZATIONS THAT

FEED THE HUNGRY.”

reusable bags, mugs and candles, that supports the campaign. Proceeds from the sale of these items support the “52 Weeks” campaign, which within a few months had made a major impact. By the end of 2013:

We donated €103 000 to charitable organizations.

Our customers donated large quantities of food and purchased €13 500 worth of charitable products.

Our suppliers donated products worth €125 000.

In 2013, we also launched a 3-store pilot program to donate food nearing its expiration date directly from stores to local community organizations. In the past, we donated only food from our warehouses to the Greek Food Bank. The success of the pilot program inspired us to expand it to 10 more Alfa Beta stores by the end of the year. In 2014, we plan to extend it to another 60 stores.

Reducing greenhouse gas emissions

Along with our counterparts throughout Delhaize Group, we aim to reduce our greenhouse gas emissions 20% by 2020, compared to 2008. At Alfa Beta, we have achieved a cumulative 16% reduction in total CO2-equivalent emissions per square meter since 2008. Our 2013 efforts to further reduce greenhouse gas emissions included:

Monthly monitoring of energy consumption.

Energy audits of all of our facilities.

Energy saving improvements such as installing glass doors on refrigerated cabinets in 25 stores and new lighting systems in certain stores and distribution centers.

Monthly monitoring to control refrigerant leaks.

DONATE to the Food Bank

FOOD BANK Greece

Food Bank volunteers will be waiting for you in our AB store, on Friday November 29.

Along with your grocery shopping, offer one of the suggested products to the Food Bank Foundation. It distributes free products to 188 institutions with limited resources [hospices, orphanages etc.] and helps more than 23,000 people in need in Attica area.

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AWARDS & PARTNERSHIPS

2013 Awards

Recognition of our work on sustainability projects validates our approach and helps inspire others to follow our lead. We received the following awards in 2013:

Franchise Business Award for Corporate Responsibility Program Alfa Beta received this award for a project that offered Christmas lunch boxes to 3 000 families in need.

Energy Mastering-Energy Class Award Alfa Beta received this award for its energy saving program.

Sustainable Built Environment Award Alfa Beta received this award for the Bioclimatic Building of the Green Store.

Key sustainability partners

We collaborate with organizations that supply technical expertise and guidance as we move toward Supergood. In 2013, our partners included:

Sustainable Private Brands

WWF Greece

We also worked with organizations that collaborate across Delhaize Group. See the full list of Group-wide partners here.

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# MEGA IMAGE IN ROMANIA

MEGA IMAGE

**This report covers Delhaize Group's operations in Romania, at the Mega Image and Shop & Go banners. Look to our other reports for information on Group-wide strategy, goals and achievements, as well as the accomplishments of other Delhaize Group operating companies.**



FRUCTE SI LEGUME


In 2013, at Mega Image we continued our journey toward Supergood by finding new ways to build sustainability into everything we do. This year, our progress included bringing fresh, local produce to our stores; fostering stronger ties with local communities through the new Mega Image Community Fund; and committing to purchasing renewable energy. This report features highlights from our work in 2013.

## KEY FACTS

| 296 | 6 820 | 23% | 37% |
|---|---|---|---|
| stores | associates | of total revenue from Private Brand sales | of total waste recycled |

All data is as of December 2013

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SUSTAINABLE PRIVATE BRANDS

As Mega Image moves toward Supergood, we have set the following ambitious goals to achieve by 2020, in addition to our Group-wide goals. Going forward, we will monitor customer opinion and industry trends, adjusting our targets as necessary to maintain a leadership position.

Mega Image 2020 Goals

Sustainable Private Brands

80% of Gusturi Romanesti dairy products will

be sustainably sourced

80% recycling of delivery boxes from local private brand

suppliers

2013 Progress

Began analysis of dairy products

Began collecting packaging from private

brand suppliers. Reporting to begin in 2014.

“IN 2013, WE BEGAN AN ANALYSIS OF THE CURRENT GUSTURI ROMANESTI DAIRY PRODUCT LINE.”

In 2013, we began an analysis of the current Gusturi Romanesti dairy product line, which is made using traditional methods and recipes. We have turned our attention to making the brand sustainably sourced as well, and in 2014 we will establish guidelines for working toward our 2020 goal.

For fruits and vegetables, we joined forces with local farmers, growers and producers to provide our customers with fresh, sustainably grown local products. For more detail on how we did this, please read our case study,

“Growing Together: Mega Image and Romanian Farmers Collaborate on Sustainability.”

We also made progress on our goal to use only responsibly sourced palm oil. We identified private brand food products containing palm oil and estimated the total amount of palm oil and palm kernel oil used in those products (roughly 85 tonnes per year). We then purchased the equivalent amount of Green Palm certificates, which support the production of sustainable palm oil. We will continue building transparency and traceability around palm oil in our products as we work toward meeting our ambitious Delhaize Group 2020 goal.

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ZERO WASTE

We are working to become a Zero Waste organization. In 2013, we focused on reducing waste at the store level and engaging students in recycling. By 2020, we aim to recycle 60% of our total waste, and raise awareness among our customers about how we can collectively reduce waste.

Mega Image 2020 Goals

Zero Waste

60% recycling rate in our operations

Organize 1 zero waste activity per year to

educate customers about waste reduction

2013 Progress

37% of waste recycled

Work to begin in 2014.

In our operations

We continued our roll-out of “fresh corners,” store areas dedicated to selling our store-made fruit and vegetable juices and salads from produce that is approaching its sell-by date. This project increases sales, offers customers fresh, healthy products and helps us reduce food waste. In 2013, 38 additional stores incorporated “fresh corners,” bringing the total to 57 stores nationwide.

Every month, we analyzed each store’s costs and revenue associated with the project. Circulating the data among stores motivated each store to stay on track in terms of efficiency and profitability. In 2013, the “fresh corners” produced a net benefit of 0.7 million lei (€0.2 million, according to the year-to-date average conversion rate for 2013).

Engaging customers in waste reduction

We cannot take the journey toward sustainability alone. To reach our zero waste goals, we need the help of our local communities. In 2013, we focused education activities on our youngest customers.

In December, we hosted a competition to get students excited about recycling. Twenty-one schools competed to see which one could collect the most bottles and cans, and students learned about the importance of recycling along the way. That month, our 13 recycling centers collected more than 6 200 bottles and cans, almost double the previous months’ average.

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EVERYDAY

EVERYDAY PRACTICES

As we work on our major sustainability priorities, we also continually look for ways to ensure that we get the basics right. This includes following everyday practices that make our operations more safe and energy efficient, while also looking for ways to connect with the communities in which our stores are located.

Food safety across the business

As a supermarket, food safety is crucial to our operations. In 2013, we strengthened our food safety system, and ensured that it was implemented consistently. Our goal is to go beyond regulatory compliance to become the “best in class” in terms of food safety among all supermarkets in Romania. We took the following steps in 2013:

We revised and improved our food safety documentation.

All of our stores and distribution centers were audited for food safety.

Approximately 70% of department leaders and 90% of store managers participated in food safety trainings. We provided all new stores with ongoing operational support relating to food quality and safety.

Community

In 2013, we built on our previous support of the communities in which we operate, such as our donations to community food banks. We launched a new program that helps us forge stronger ties with local partners to make our neighborhoods cleaner, safer, healthier and happier.

In September, we introduced the Mega Image Community Fund, a fund managed by the Bucharest Community Foundation. Through this program, we aim to play an active role in improving the communities in which our stores are located, with a focus on Bucharest and the nearby area of Ilfov. In our first round of grants, we awarded 100 000 lei to 10 community-based projects dealing with issues such as citizenship, good neighborhoods, ecology, healthy food and education.

“APPROXIMATELY 70% OF DEPARTMENT LEADERS

AND 90% OF STORE MANAGERS PARTICIPATED

IN FOOD SAFETY TRAININGS.”

Separately, we donated 98 tonnes of food products and 250 000 lei in cash to charities and other hunger relief organizations.

We also support our associates as they put in the time and effort to make Romania a greener place. In 2013, we continued our collaboration with Eco Assist, a nonprofit environmental organization, on the “Planting Good Deeds in Romania” project. Ninety-four volunteers from across Mega Image planted trees to help beautify our communities and improve air quality.

fundatia comunitara Bucuresti

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Greenhouse gas emissions

Along with our counterparts throughout Delhaize Group, we have a goal to reduce our greenhouse gas emissions 20% by 2020, compared to 2008.

In 2013, all our Mega Image stores in Bucharest and the Ilfov district switched to using 100% certified wind energy. The added investment in renewable energy was worthwhile to us because we aim to become an environmental leader in our market. To clearly show our sustainability commitment to customers, we added signs in our stores communicating our move to 100% wind energy.

Sustainability education and engagement

As sustainability pioneers in Romania, we have a responsibility to educate our associates and members of our community about environmental issues. In 2013, we ran programs for both of these important groups:

Given our investment in wind energy, we launched a green energy education campaign for all our associates. We used newsletter articles and programs on Mega TV, our internal television channel, to help them better understand how different sources of energy affect the environment. We also organized an internal photography competition, asking associates to submit photos representing examples of green energy in Romania or to illustrate their understanding of the matter.

We continued to teach children about the environment through our “Green Bee” program. This interactive education program takes place on a specially built spaceship in one of Bucharest’s most popular parks. During each

45-minute program, children learn about environmental protection and resources. In 2013, the project’s second year, 10 900 children participated.

“ALL OUR MEGA IMAGE STORES IN BUCHAREST AND THE ILFOV DISTRICT SWITCHED TO USING 100% CERTIFIED WIND ENERGY.”

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PARTNERSHIPS

Key sustainability partners

We collaborate with organizations that supply technical expertise and guidance as we move toward Supergood. Below is a sample of the partners we worked with in 2013:

Community

Eco Assist

Romanian Red Cross

(Societatea Nationala de Cruce Rosie din Romania)

Bucharest Community Foundation

Sustainability education and engagement

Junior Achievement Romania

Green Revolution

We also worked with organizations that collaborate across Delhaize Group. See the full list of Group-wide partners here.

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# DELHAIZE SERBIA

**This report covers Delhaize Group's operations in Serbia, represented by the Maxi, Mini Maxi, Tempo and Tempo Express banners. Look to our other reports for information on Group-wide strategy, goals and achievements, as well as the accomplishments of other Delhaize Group operating companies.**

Maxi was founded in 2000 and acquired by Delhaize Group in 2011. We have since integrated Delhaize Group's sustainability strategy into our operations. We balance the unique needs of Serbian consumers with Delhaize Group's larger goals and emphasize food safety, recycling and local partnerships. We have also developed a private brand product line focusing on traditional Serbian products, which has helped us build strong partnerships with local farmers and producers.

As we make the journey to Supergood, we continue to find innovative ways to prioritize sustainability in all parts of business. This report features highlights from our work in 2013.

## KEY FACTS

**381** stores

**10 716** associates

**15%** of total revenue from Private Brand sales

**43%** of total waste recycled

All data is as of December 2013

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SUSTAINABLE PRIVATE BRANDS

We want our customers to know that our private brand products are as healthy, fresh, local and responsibly sourced as possible. In 2013, we established the following ambitious goals to achieve by 2020, in addition to our Group-wide goals. Going forward, we will monitor customer opinion and industry trends, adjusting our targets as necessary to maintain a leadership position.

Delhaize Serbia 2020 Goals

Sustainable Private Brands

2013 Progress

100% of Serbian private brand food producers follow sustainability guidelines

30% of private brand products meet sustainable packaging guidelines

Engaged 10 fruit and vegetable suppliers in new program setting quality and sustainability guidelines

Work to begin in 2014

In 2013 we started work on these goals and also moved toward the Delhaize Group goals related to sustainable palm oil and monitoring working conditions in the supply chain. We also created new products to ensure that all our customers - including the youngest ones - can enjoy healthy eating.

We launched a collaboration with 10 Serbian fruit and vegetable growers to incorporate more fresh, locally grown produce into our offerings. This work, funded in part by Delhaize Group’s Sustainability Innovation Fund, begins our journey to having 100% of our Serbian private brand food producers following sustainability guidelines by 2020.

For more information about this project, please read our case study, “Support to Sustain: Delhaize Serbia Helps Local Farmers Embrace Sustainable Practices”.

We completed an analysis of palm oil usage in our private brand food products. This was our first step toward using palm oil that is responsibly sourced. The analysis will help us trace the origin and nature of the palm oil we use, so that by 2020 we can ensure that none of the palm oil in our products is linked to deforestation.

“WE LAUNCHED A COLLABORATION WITH 10 SERBIAN FRUIT AND VEGETABLE GROWERS TO INCORPORATE MORE FRESH, LOCALLY GROWN PRODUCE INTO OUR OFFERINGS.”

We integrated the Group’s Terms of Engagement into our private brand supplier contract to address issues such as child labor, discrimination and maximum working hours. Close to half of the contracts signed in 2013 included these terms. By mid-2014, all contracts will incorporate the terms.

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- We launched a new line of children's food called "Male Ale" (Serbian for "Little Monsters") as part of the Premia private brand range. These products are rich in vitamins and minerals to help support a balanced diet for children. In 2013, we introduced butter cookies and several types of filled chocolates; in 2014, we plan to add fresh juices and teas.

## Local products

Prepared meat products, including sausages, kebabs and hamburgers, are a cornerstone of our private brand products in Serbia, where meat is an important part of many people's diets. This year, we collaborated with a major domestic meat producer to develop new pre-packed fresh and processed meat products. We made sure to preserve the qualities that have made our meats so popular, while taking advantage of new partnerships and technologies.

Our new meat products include the following features:

- The same strong food safety and quality standards as all of our private brands.
- Meat sourced exclusively from Serbian farms.
- New packaging processes and technologies that ensure safety and prolong shelf life.
- The same spice blends as our previous products, so we can offer the same popular flavors to our customers.

We continued developing the private brand product line "Од наше земље" - "From Our Land." We plan to introduce even more traditional Serbian products, increasing the total number of these locally grown, produced and developed products from 34 in 2013 to 42 in 2014.

We will continue our strong collaboration with Serbian producers, as they represent 75% of our total private brand producers.


ISTI KVALITET
ISTA CENA
vaš mesar
PREMIA
Sveže meso
JUNEĆE MESO
TELEĆE MESO
PILEĆE MESO
ROŠTILJSKO MESO
SVINJSKO MESO

"WE PLAN TO INTRODUCE EVEN MORE TRADITIONAL SERBIAN PRODUCTS, INCREASING THE TOTAL NUMBER OF THESE LOCALLY GROWN, PRODUCED AND DEVELOPED PRODUCTS FROM 34 IN 2013 TO 42 IN 2014."

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LOCAL PERFORMANCE

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LEAD

ZERO WASTE

Our journey to Supergood includes moving toward Zero Waste. Achieving this goal means addressing waste in our own operations as well as helping our suppliers and customers understand their role in reducing waste. By 2020, we aim to divert 60% of our total waste from landfill, and raise awareness among our customers of how we can collectively reduce waste.

Delhaize Serbia 2020 Goals

Zero Waste

2013 Progress

60% of waste diverted from landfill

Organize 2 activities per year to raise customer awareness of waste reduction and recycling

43% of waste diverted from landfill

Activities to begin in 2014

In our operations

Reducing waste and improving efficiency allows us to cut costs while helping the environment. Our associates are a key part of this effort. In 2013, 557 store managers and deputy managers participated in training sessions about zero waste, as well as energy efficiency and sustainable private brands.

We also focused on several other initiatives during the year to manage waste more efficiently and improve our recycling. Here are some highlights from that work:

To simplify our waste management procedures, we developed an IT system for waste collection monitoring and centralized our documentation processes. We use 84% less paper in this operation thanks to the streamlined process.

We began recycling plastic and wooden crates in more than 20 of our 381 stores. These materials were previously sent to landfills.

We encouraged more stores to collect and separate waste. For example, 90% of our stores now collect cardboard for recycling, up from 73% the previous year.

Thanks to these efforts, we collected nearly 6 000 tonnes of recyclable waste in 2013, a 14% increase compared to 2012.

STORES COLLECTING CARDBOARD FOR RECYCLING

100% 50%

73% 90%

2012 2013

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Engaging customers in waste reduction

Consumer awareness is an essential component in reducing waste, so we continued to find innovative ways to get customers involved.

“I Love My City”

In mid-June, we launched the “I Love My City” project to further promote the use of reusable bags. For nearly 3 months, we charged 2 RSD (approximately €0.02, according to the year-to-date average conversion rate for 2013) for biodegradable single-use bags in our 29 Belgrade-area stores.

The bags had been free of charge in the past. By charging a small price, we hoped to motivate customers to consider how many bags they really needed, thus reducing consumption. We also aimed to attract public attention to Serbia’s pollution problem, which is reflected in the number of discarded bags clogging the streets. The project yielded impressive results: by the end of the project, customers at these 29 stores had used 2.5 million fewer bags than expected.

In addition, we invited our customers to choose a local elementary school to receive the money raised from the sale of the single-use bags. Customers voted for the Skadarlija elementary school, which received more than 500,000 RSD worth of IT equipment, including computers and televisions for classrooms.

Expanding customer recycling options

We partnered with a recycling company to install “eco-island” recycling centers in front of our stores in the cities of Novi Sad and Niš. We also redesigned our Belgrade recycling centers to make them sturdier and better able to withstand the elements. Five stores now have the “eco-island” centers. We hosted live children’s shows about recycling and ecological preservation in front of these stores to call attention to the improved recycling options.

Ultimately, we collected approximately 15 tonnes of packaging waste in 2013, more than six times as much as in 2012.

CUSTOMER PACKAGING WASTE COLLECTED

20T 10T

2,5T 15T

2012 2013

“WE COLLECTED APPROXIMATELY 15 TONNES OF PACKAGING WASTE IN 2013, MORE THAN SIX TIMES AS MUCH AS IN 2012.”

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LOCAL PERFORMANCE

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EVERYDAY

EVERYDAY PRACTICES

As we work on our major sustainability priorities, we are continually looking for ways to ensure we are getting the basics right. In 2013, we continued to work on everyday practices that educate our associates and their families, and improve our stores’ energy efficiency.

Training and talent development

Investing in the development of our associates and their families helps us further our goals and support our community. In 2013, 45% of associates participated in at least one instructor-led training session.

For the first time, we hosted workshops aimed at educating and empowering our associates’ children to enter the work-force. The workshops, which were hosted by trainers and human resources business partners, helped 162 participants learn about in-demand jobs, develop job skills and practice writing CVs and cover letters. We plan to continue the workshop program in 2014, adding sessions on non-violent communication and creative workshops for elementary school students.

Greenhouse gas emissions

Along with our counterparts throughout Delhaize Group, we aim to reduce our greenhouse gas emissions 20% by 2020, compared to 2008. In 2013, we collected data on our emissions from energy and refrigerants for the first time and improved efficiency in new construction and existing stores.

In April, we began construction of an 80 000 square meter distribution center, using energy-efficient construction materials, equipment and systems; the building is scheduled to open in 2014.

We made several energy efficiency improvements in our existing buildings. Major achievements included:

Performed energy audits for every facility.

Transitioned to an improved metering system.

Reduced peak power demand.

Replaced lighting systems with new, more efficient options, and reduced lighting when possible.

Installed doors on refrigeration cabinets.

Used compressors’ waste heat for space heating in facilities.

Trained associates on saving energy.

Thanks to these efforts, our 2013 electricity costs fell 2%, our heating costs fell 9% and our water costs fell 8%, all compared to 2012.

“WE BEGAN CONSTRUCTION OF AN 80 000 SQUARE METER DISTRIBUTION CENTER, USING ENERGY-EFFICIENT CONSTRUCTION MATERIALS, EQUIPMENT AND SYSTEMS.”

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LOCAL PERFORMANCE

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PARTNERSHIPS

Key sustainability partners

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. In 2013, our partners included:

Healthy Lifestyles

Unicef

Sustainable Private Brands

Supernatural

Community

Banka hrane

Belhospice

Zvoncica

We also worked with organizations that collaborate across Delhaize Group. See the full list of Group-wide partners here.

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DELHAIZE GROUP

LOCAL PERFORMANCE

DELHAIZE BULGARIA

This report covers Delhaize Group’s operations in Bulgaria represented by the Piccadilly and Piccadilly Daily banners. Look to our other reports for information on Group-wide strategy, goals and achievements, as well as the accomplishments of other Delhaize Group operating companies.

Delhaize Bulgaria’s Piccadilly stores focus on providing customers with fresh, quality food. We have used that focus as the starting point of our sustainability journey, and continued our efforts toward Supergood through various initiatives in 2013.

Those efforts included improvements in how we source ingredients for our private brand products, new programs to promote our associates’ career development and even an employment program to help victims of human trafficking. This report features highlights from our work in 2013.

KEY FACTS

54 1 501

stores associates

All data is as of December 2013

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SUSTAINABILITY PROGRESS REPORT 2013 LOCAL PERFORMANCE // DELHAIZE BULGARIA 1

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LOCAL PERFORMANCE

DELHAIZE BULGARIA

WIN

SUSTAINABLE PRIVATE BRANDS

Our private brands allow us to build sustainability and nutrition into our products from the ground up. In 2013, we paid special attention to the responsible sourcing of palm oil, an ingredient in some of our private brand products.

Current methods of palm oil production are often unsustainable, contributing to wide-spread deforestation and global carbon emissions. In 2013, Delhaize Bulgaria took an important step toward the Group-wide goal of using only responsibly sourced palm oil in our private brand products by 2020: we identified all of our private brand food products that contain palm oil and began tracking how much palm oil is used in their production. This work positions us to purchase GreenPalm certificates that provide financial support to farmers who produce sustainable palm oil.

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LOCAL PERFORMANCE
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# ZERO WASTE

**Delhaize Bulgaria aims to reach Zero Waste. Our 2013 efforts focused on reducing the waste generated by our stores and encouraging customers to adopt waste-reduction habits.**

## In our operations

Most of the expired fruits and vegetables from our stores used to end up in landfills. We set out to change that in 2013 by launching a pilot program in 12 of our largest stores to turn unused produce into compost.

We partnered with Waste Oil Net (WON), which collects and recycles waste oil from our stores. Using an investment from the Delhaize Group's Sustainability Innovation Fund, we purchased equipment to upgrade an existing WON facility to handle fruit and vegetable waste. We then placed special containers for fruit and vegetable waste in our Sofia stores. WON collected the containers and processed the contents into compost.

In the first year of this program, we recycled more than 20 000 tonnes of fruit and vegetable waste. We have also partnered with the Bulgarian Science Academy to determine the quality of the resulting compost. This research will help us improve the compost formula to turn it into a marketable product.

> "IN THE FIRST YEAR OF THE PROGRAM TO TURN AROUND PRODUCE INTO COMPOST, WE RECYCLED MORE THAN 20 000 TONNES OF FRUIT AND VEGETABLE WASTE."

## Engaging customers

In May 2013, Piccadilly stores introduced new reusable bags in an effort to reduce the use of traditional plastic bags. We promoted the reusable bags with social media, billboards and marketing materials.

Our customers loved this initiative and purchased more than 13 000 reusable bags - significantly exceeding our expectations. We expect our customers to continue using their reusable bags, thereby reducing consumption of plastic bags.


С НАШАТА
ТОРБИЧКА
ПАЗАРУВАЙ И
ПАЗИ ПРИРОДАТА
ЗДРАВА



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LOCAL PERFORMANCE

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EVERYDAY

EVERYDAY PRACTICES

As we work on our major sustainability initiatives, we also continually look for ways to ensure we are getting the basics right. These efforts include engaging our community and training our associates.

Community

Our stores give back to their communities in multiple ways, from donating food directly to those in need to providing financial support to local charitable organizations. In 2013, we expanded these efforts with a new social inclusion program that offered jobs to victims of human trafficking.

Read more about this effort in our case study,

“A Path to Independence: Providing Jobs to Empower Human Trafficking Victims in Bulgaria.”

“WE PROVIDED A MONTHLY “SUSTAINABLE TIP” VIA EMAIL AND ON STORE BULLETIN BOARDS. THE TIPS OFFERED SIMPLE SUGGESTIONS CENTERED ON ZERO WASTE, SUSTAINABLE PRIVATE BRANDS, HEALTHY LIFESTYLES AND ENERGY SAVINGS.”

Associate development

Piccadilly’s goal is to provide associates with more than just a job; we want them to have a career path. So in 2013 we launched our first structured development program to prepare store supervisors for higher management positions.

The 2.5 month long program covers important management topics such as human resources, finance and store operations. Twenty-four supervisors completed the program in 2013, and almost all of them have since received promotions. Three graduates have already become store managers.

Sustainability education and engagement

Although Piccadilly stores have a long tradition of supporting socially responsible initiatives, the concept of sustainability is still new to many associates. In response, we started a program last year to show associates how they can integrate sustainable practices into their lives. Steps taken in 2013 included:

We provided a monthly “Sustainable Tip” via email and on store bulletin boards. The tips offered simple suggestions centered on zero waste, sustainable private brands, healthy lifestyles and energy savings.

We dedicated 2 pages of each issue of our internal company magazine to sustainability issues.

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LOCAL PERFORMANCE
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# AWARDS & PARTNERSHIPS

## 2013 Awards

Recognition of our work on sustainability projects validates our approach and helps inspire others to follow our lead. We received the following award in 2013:

### Teach For Bulgaria Certificate of Appreciation

Piccadilly received this award in recognition of our support of the Teach for Bulgaria organization, which supports the development of education in the country.

## Key sustainability partners

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. In 2013, our partners included:

### Zero waste

Alfa Colect Ltd

Bulgarian Science Academy

Eko Sofia EAD
Eko Varna EAD

Givis

Nadin AD

Norekom B Ltd

Nuba

Papir BG

Trade Force

Waste Oil Net (WON)

### Community

Animus Association

Bulgarian Food Bank

We also worked with organizations that collaborate across Delhaize Group. See the full list of Group-wide partners here.

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DELHAIZE GROUP

LOCAL PERFORMANCE

# SUPER INDO IN INDONESIA

**This report covers Delhaize Group's operations in Indonesia, represented by the Super Indo banner. Look to our other reports for information on the Group-wide strategy, goals and achievements, as well as the accomplishments of other Delhaize Group operating companies.**

Super Indo is a young, fast-growing company with a strong commitment to supporting our communities and increasing the sustainability of our operations. We specialize in healthy, fresh products such as seafood, meat, fruits and vegetables. We also prioritize the health of our associates and customers through initiatives such as weekly exercise classes in our store parking lots.

Our journey toward Supergood continued in 2013 through a variety of sustainability initiatives in our 117 stores. Our efforts last year ranged from reducing waste through fruit and vegetable composting to hosting live talk shows that educated consumers about environmental issues. This report features highlights from our work in 2013.

## KEY FACTS

**117**
stores

**5 670**
associates

**5%**
of total revenue from Private Brand sales

All data is as of December 2013

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SUSTAINABILITY PROGRESS REPORT 2013 LOCAL PERFORMANCE // SUPER INDO 1

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LOCAL PERFORMANCE

SUPER INDO

WIN

SUSTAINABLE PRIVATE BRANDS

Like all Delhaize Group companies, we are committed to creating a roster of the most sustainable and healthy private brand products in our market. Sustainability is a newer concept for many of our customers, so we are just beginning our work in this area.

But we have already created ambitious goals in line with Delhaize Group’s 2020 Strategy, focusing on sustainable seafood and product packaging. Going forward, we will monitor customer opinion and industry trends, adjusting our targets as necessary to maintain a leadership position.

Super Indo 2020 Goals

Sustainable Private Brands

2013 Progress

Apply sustainable sourcing guidelines to our seafood products

100% of packaged private brand goods’ outer cases made from recycled paper

100% of private brand packaged food products include customer-friendly “Recycle/Do Not Litter” symbol and food handling information

Work to begin in 2014

Created database and tracking system to measure progress

Work to begin in 2014

In order to reduce plastic packaging waste, we started moving toward 100% recycled paperboard packaging for all of our packaged private brand products. In 2013, we created a database and system to track our progress toward this goal.

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DELHAIZE GROUP

LOCAL PERFORMANCE

SUPER INDO

LEAD

ZERO WASTE

We made significant progress in 2013 toward reaching Zero Waste. Our focus is on reducing the waste we create, as well as reusing and recycling materials as much as possible. We also look beyond our operations for opportunities to show Super Indo customers the role they can play in reducing waste.

The following are specific waste goals we have set for 2020, in addition to the private brand packaging goals mentioned above.

Super Indo 2020 Goals

Zero waste

2013 Progress

100% of fruit and vegetable waste recycled for all stand-alone stores and the distribution center

50% reduction of average plastic bags per transaction (baseline 2013), and minimized environmental footprint of reusable bags

Piloted fruit and vegetable waste composting at 7 stores

27% reduction of total plastic bags used (2012-2013)

In fact, encouraging our customers to use reusable bags was one of our most important waste-reduction initiatives in 2013. We ran a year-long campaign at Super Indo stores that gave cash back to customers who used reusable bags.

Learn more about this initiative in our case study, “Fighting the ‘Waste Monster’: Super Indo’s Cash-Back Program Promotes Reusable Bags”.

Because of the program, Super Indo reduced our use of plastic bags by 27% and distributed 197 000 reusable bags in 2013, a substantial increase from 2012.

“ENCOURAGING OUR CUSTOMERS TO USE REUSABLE BAGS WAS ONE OF OUR MOST IMPORTANT WASTE-REDUCTION INITIATIVES IN 2013.”

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LOCAL PERFORMANCE

SUPER INDO

In our operations

Expired fruits and vegetables from our stores typically end up in landfills. Last year, we received a grant from Delhaize Group’s Sustainability Innovation Fund to launch a pilot project to minimize this waste and transform it into something usable.

After nearly 3 months of planning, at the end of the year we began collecting fruit and vegetable waste from 7 Super Indo stores for processing into liquid compost. We installed composting units in the back of these stores, so the material did not have to be transported off site. Our partnerships with the Indonesia Solid Waste Association and PERISAI Foundation, a nonprofit organization that offers environmental education and training, provided technical support and expertise.

In addition to reducing the waste sent to landfills, participating stores reduced the number of plastic bags used each day, as they no longer needed to bag fruit and vegetable waste. In 2014, we plan to expand the composting initiative to 53 stores (nearly half of our Super Indo locations). We estimate that each store will reduce daily waste going to landfill by 20-30 kg, amounting to roughly 10 tonnes per week of waste reduced for all participating stores.

LEAD

HEALTHY LIFESTYLES

We encourage our associates and customers to adopt healthier lifestyles in a number of ways, including offering healthy food in our stores and providing opportunities for exercise and health education.

We took the following steps in 2013:

We continued holding weekly aerobics classes in the parking lots of 75 of our stores. The activity drew more than 10 000 associates and customers each week.

“WE CONTINUED HOLDING WEEKLY AEROBICS CLASSES IN THE PARKING LOTS OF 75 OF OUR STORES. THE ACTIVITY DREW MORE THAN 10 000 ASSOCIATES AND CUSTOMERS EACH WEEK.”

We also continued our partnership with community health organization Posyandu to host monthly health clinics for mothers and infants in 8 Super Indo store parking lots. The clinics provided vaccines and health and nutrition information to 300 mothers and infants each month.

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DELHAIZE GROUP

LOCAL PERFORMANCE

SUPER INDO

EVERYDAY

EVERYDAY PRACTICES

As we work on our major sustainability priorities, we also are continually looking for ways to ensure that we get the basics right. In 2013, we focused on supporting our communities and educating our associates and customers about sustainability.

Community

Super Indo stores are active contributors to their local communities. In 2013, we started several donation programs to help the needy and protect the environment:

We donated 1 000 young trees to help reforest the city of Cirebon, where we have 3 Super Indo stores.

We subsidized 1 400 affordable packages of basic food items for needy families during Ramadan, the annual period during which Muslims observe a month of fasting. The discounted packages were sold during an annual community bazaar that provides needy families with clothes and food.

We donated packages of food to victims of the January Jakarta flood.

In March, we completed a 12-month fundraising drive for the Kick Andy Foundation, a nonprofit organization that supports underprivileged children through education and empowerment.

In total, our customers donated 1.4 billion IDR (€103 000, according to the 2013 year-to-date average conversion rate) through the campaign.

We also furthered our community impact through our volunteer efforts during the year. For example, as part our 16th anniversary celebration, we partnered with the Indonesian Red Cross on a blood drive for associates and customers from 12 of our Super Indo stores.

Sustainability education and engagement

In 2013, we took a fun and unique approach to educating our associates and customers about sustainability. We hosted 5 live, in-store talk shows in several of our Super Indo stores. The shows, called “Healthy and Green Lifestyle,” featured public figures, Super Indo executives and celebrities such as Miss Indonesia of the Environment.

The live programs provided advice and inspiration for the in-store audiences, which numbered up to 100 people per show. For example, we provided tips for mothers on teaching their children environmentally friendly habits, such as healthy eating and using reusable bags.

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LOCAL PERFORMANCE

SUPER INDO

AWARDS & PARTNERSHIPS

2013 Awards

Recognition of our work on sustainability projects validates our approach and helps inspire others to follow our lead. We received the following awards in 2013:

Indonesia Solid Waste Association (InSWA) Award

Super Indo received this award for active involvement in the treatment of organic waste generated by our supermarkets.

Indonesia Solid Waste Association (InSWA) Award for Most Active Super Market in Customer Education

Super Indo received this award for our program promoting the adoption of reusable shopping bags.

Indonesian World Records Museum World Record for Highest Waste Monster

Super Indo received this recognition for creating the tallest ‘waste monster’ from plastic bags and waste as part of our reusable bag campaign.

Indonesian World Records Museum Word Record for Largest Public Commitment to Using Reusable Bags

Super Indo received this recognition for having the largest number of people publicly signing a pledge to use reusable bags as part of our reusable bag campaign.

Corporate Image Award 2013, from Bloomberg Business Week

Super Indo received this prestigious award based on Bloomberg’s independent research on our corporate image. The research measures company performance in 4 areas: quality, performance, responsibility and attractiveness.

Key sustainability partners

We collaborate with a variety of organizations that supply technical expertise and guidance as we move toward Supergood. In 2013, our partners included:

Zero waste

Indonesian Solid Waste Association

PERISAI Foundation

Healthy lifestyles

Posyandu

Community

Indonesian Red Cross

Kick Andy Foundation

We also worked with organizations that collaborate across Delhaize Group. See the full list of Group-wide partners here.

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DELHAIZE GROUP

CASE STUDIES

WIN

SUSTAINABLE PRIVATE BRANDS

Reviving an ancient breed: partnering with local farmers to raise “Greek Black Pigs”

Like all Delhaize Group operating companies, Alfa Beta aims to support local suppliers who use sustainable practices. We did this in a unique way in 2013 by helping revive an heirloom variety of pork to sell exclusively in our stores.

Working with local farmers, we re-introduced a nearly extinct breed of local pig known as “Mavros Hoiros” - or “Greek Black Pigs” - that was common in the hills near Mt. Olympus in ancient times. However, the rise of industrialized farming brought other pig breeds to dominance, and “Greek Black Pigs” were nearly lost.

“It is a bit of an experiment for us,” says Kostas Xidas, Alfa Beta’s Meat Sourcing Manager. “We wanted to give our customers the opportunity to experience this traditional Greek product while supporting small, specialty farmers in the process.”

Traditional farming techniques

Alfa Beta created the program with several partners, including Greek meat producer and farmer Fotiadis, 22 farmers in the Mt. Olympus region and scientists from the Aristotle University of Thessaloniki. The latter certified the genetics of the Mediterranean black sows used to start the “Greek Black Pig” farming program.

“WE WANTED TO GIVE OUR CUSTOMERS THE OPPORTUNITY TO EXPERIENCE THIS TRADITIONAL GREEK PRODUCT WHILE SUPPORTING SMALL, SPECIALTY FARMERS IN THE PROCESS.”

Kostas Xidas

(picture credits: ekathimerini.com)

(picture credits: elbarn.net)

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DELHAIZE GROUP

CASE STUDIES

ALFA BETA

The farmers began with just 200 sows, a relatively small number because “Greek Black Pigs” are raised much differently than industrial farmed hogs. When the pigs are 5 months old, they are released from their stables to roam a 300-acre mountain pasture, where they eat a diet of plants and herbs.

This approach takes nearly twice as long as conventional pig-raising techniques, but Kostas Xidas says the wait is worthwhile. “The meat is darker and richer because of the animals’ diet,” he says.

A difference customers can taste

The first products from these pigs arrived at the end of 2013, with 60 Alfa Beta stores offering smoked pork roasts for the holidays. Butchers received two days of training to prepare them to answer customer questions about this new meat. And though the specialty pork is more expensive than standard pork, customer demand for the roasts exceeded the supply. “I think the whole story of re-introducing the breed really touched people,” says Kostas Xidas.

After the holidays, ham, bacon and other cuts from “Greek Black Pigs” became regular offerings at 15 Alfa Beta stores.

What’s next

We are working closely with farmers to increase this special population of indigenous animals. We hope to put specialty pork from these heirloom-breed pigs in more stores, and expand the number of products we offer in 2014 and 2015.

“We know that this project may take some time,” Kostas Xidas says. “But we think the benefits it provides to the farming communities and our customers are worth it.”

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CASE STUDIES

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SUSTAINABLE PRIVATE BRANDS

Going local: Delhaize celebrates Belgian cheese and beer

Delhaize has a long history of supplying customers with high quality Belgian products. In recent years we expanded this commitment by creating an ambitious plan to help small, artisanal food producers develop the capacity and expertise to supply our stores with local products.

We began stocking some stores in 2012 with the first of these fresh, local products made and grown by small-scale artisans or farmers, and distributed only in the town or province of their origin. These products support traditional production methods and local employment and appeal to consumers: “We want to offer products that customers feel proud of within their community,” says Melanie van Raaij, the Local Assortment Coordinator.

Giving customers what they want

We began by surveying customers to learn what types of local products were most appealing. Based on their responses, we focused on expanding our local cheese and beer offerings in 2013. We more than tripled our array of local cheeses to about 50 products, including award-winning goat and sheep cheeses made by La Ferme du Chemin Châtaigne in the province of Liège.

“WE WANT TO OFFER PRODUCTS THAT CUSTOMERS FEEL PROUD OF WITHIN THEIR COMMUNITY.”

Our stores offer 450 different varieties of beer, a testament to Belgium’s long brewing tradition. Nearly half of those are local products and 75 were new in 2013. One of those products came from our collaboration with a pair of entrepreneurs who developed 4 test recipes in their home brewery, then used social media to invite the public to a taste test. “Delta,” the winning beer, went into production, and our 23 Brussels-area stores stock it exclusively.

While “Delta” is stocked at nearly 2 dozen stores, many local products are sold in fewer than 10 stores. That makes it critical to inform customers about their availability. Store managers host in-store demonstrations or prominently display new local products. We also supply photos of the suppliers and other point-of-sale information to emphasize the products’ local origins. In 2013 two-thirds of our local suppliers were featured in such photos, and by the end of 2014 we will have illustrations of all our local suppliers.

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New distribution systems

This hyper-local sourcing sometimes calls for new distribution and packaging methods. For example, we worked with cheesemakers in West-Vlaanderen who had never sold their products to a supermarket before. They typically delivered large, unwrapped wheels of cheese, whereas we needed individually wrapped and weighed segments.

A number of farmers from the Kempen region have been piloting a model for a new distribution network. Like many small suppliers they did not have the means to deliver their products to customers, so they organized themselves and partnered with a start-up distributor. This collaboration, which we joined early on, gives our Antwerp stores access to exclusive products with great potential.

What’s next

Melanie van Raaij plans to continue working with local distribution platforms in every province to strengthen our local partnerships and ensure that each of our stores has a relevant assortment of local products. “Store managers have been demanding even more local products,” she says. “We are really seeing the local assortment gain a critical mass.”

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Support to sustain: Delhaize Serbia helps local farmers embrace sustainable practices

Since becoming part of Delhaize Group in 2011, Delhaize Serbia has focused on the sustainability of operations at our Tempo and Maxi stores. Our most substantial effort to date came in 2013, when we joined forces with small, Serbian growers on a project to bring fresh, sustainably grown produce to our customers.

Choosing committed partners

We knew we wanted to support small-scale agriculture. “We hope to motivate young people to stay in their villages and work on the farms their families have owned for generations,” says Katarina Bošković, Quality and Sustainability Director for Delhaize Serbia.

This approach required us to provide strong support, as these farmers typically did not have experience selling their products, including carrots, radishes, parsnips, cabbage, and kale, in large supermarkets. After reviewing 50 potential partners, we selected 10 to work with, based on their capacity for and interest in the project.

The group met in the central Serbian town of Kragujevac, where we discussed our goals and introduced concepts such as GlobalG.A.P. certification, which sets voluntary standards for safe, sustainable agriculture.

“THEY HAD BEEN PRACTICING SUSTAINABLE METHODS, SUCH AS MANAGING RESOURCE USE AND USING LOCAL LABOR, WITHOUT KNOWING IT.”

Katarina Bosković

After that meeting, farmers who had been unclear on the concept of “sustainability” saw how the philosophy aligned with their operations. “The growers said things like, ‘I have been using these principles for 30 years,’” says Katarina Bošković. “They had been practicing sustainable methods, such as managing resource use and using local labor, without knowing it.”

A process of ongoing education

As the project progressed, we developed a checklist to ensure that our partners comply with Delhaize Serbia policies and values, such as farm worker education and product traceability. Each producer will work through 4 sustainability audits to measure progress in the checklist areas.

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After the first audit in December, we identified each partner's weak point and offered suggestions for improvement. For example, some farms struggled with traceability, which allows us to track individual lots of fruits or vegetables all the way through the supply chain. We then prepared documentation to help them implement a system of lot numbers.

At the same time, we are spreading the word about sustainability to our associates and customers. "It is difficult to translate 'sustainability' into Serbian, so we call it 'Support to Sustain,'" says Katarina Bošković. "We know we must invest the time to educate our 10 000 associates in Serbia about sustainability. They are the ones who will explain it to our customers."

## What's next

We plan to test our sustainable fruits and vegetables in 13 stores in Belgrade and Novi Sad in mid-2014. Participating stores will display promotional materials about the project, and products will carry stickers or tags with the "подржи да се одржи" (Support to Sustain) logo. We also will continue training our associates, so they will be informed about the project by the time the first products arrive in stores.

We intend this project to serve as a model for future partnerships. In 2014, we aim to choose 10 local suppliers in other categories, such as jams, cookies, dairy or meat products. By repeating this process in the coming years, we will meet our 2020 goal of introducing sustainability guidelines for all local private brand food suppliers.


DAN
do zdravijeg živo

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Growing together: Mega Image and Romanian farmers collaborate on sustainability

In 2013, Mega Image deepened our relationships with select local growers whom we plan to turn into long-term partners. Our goal is to provide our customers with vegetables that are local, safely grown and tasty, while also sustaining the promise of our local private brand “Gusturi Romanesti,” which offers customers traditional products from all categories.

Our level of involvement is unprecedented in Romania. We are doing everything from choosing specific varieties of vegetables to providing seeds and technical advice to farmers, all as part of our effort to offer consumers sustainable products and promote sustainable farming practices in Romania. “We are the first retailer in Romania to become closely involved with farmers on sustainability projects, and we are proud of that,” says Diana Dobre, Manager of the Fruit and Vegetable Categories at Mega Image.

An in-depth process

We chose farmers within 100 kilometers of Bucharest, concentrating on those with a strong family farming tradition. We collaborated with a specialized laboratory to test each farm’s soil and water quality. Extensive research was conducted - including 3 months spent tasting tomatoes - before we settled on particular seeds to provide to the 20 participating farmers.

“WE ARE THE FIRST RETAILER IN ROMANIA TO BECOME CLOSELY INVOLVED WITH FARMERS ON SUSTAINABILITY PROJECTS, AND WE ARE PROUD OF THAT.”

Diana Dobre

The agricultural engineer we partnered with helped us determine which and how much pesticides and fertilizers our partners should use. We selected fertilizers with fast decomposition rates and low residual salt content to minimize the project’s environmental impact while maximizing the quality of the harvest. We provided all these materials to our partners, who must use them according to our guidelines.

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We will deduct the cost of these supplies from the payouts we provide the farmers when their crops are ready to be sold in our stores. “It is a completely transparent process that shows farmers we want to invest in this collaboration,” Diana Dobre says.

A collaborative effort

We also aimed to work with small farms that might not otherwise sell their products to a large food retailer. This process was both rewarding and challenging.

“Once some of the smaller producers saw the extent of our input and the project’s requirements, they dropped out,” Diana Dobre says.

However, other producers were happy to take their place. “Mostly, they are very enthusiastic,” Diana Dobre says. “It is exciting to be a small producer working for a large, well-known supermarket.”

Throughout the year, our engineer visited all of our suppliers to assess their capabilities and provided suggestions on making operations more safe, efficient and sustainable. He also finalized the quantities forecasted for each producer in order to meet Mega Image’s needs.

Gusturi romanesti

What’s next

With the engineer’s input, we are developing a procedure book, scheduled to be completed in 2014, that will clarify production guidelines and sustainable agriculture practices, and serve as a resource throughout the growing cycle.

The project’s first vegetables will be salad greens, available in our stores starting in April 2014. The remaining products - tomatoes, eggplants and peppers - will be available starting in June. They will be identified as part of our Gusturi Romanesti private brand, and will be accompanied by a communications campaign that will inform customers about their origins and sustainability benefits.

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ZERO WASTE

Fighting the ‘Waste Monster’: Super Indo’s cash-back program promotes reusable bags

Waste from plastic bags is a global environmental problem that particularly affects island nations such as Indonesia. Used plastic bags often end up polluting the ocean, endangering sea life and washing up as garbage on the coast line.

Reducing the use of these bags aligns with our Group-wide goal of becoming a Zero Waste organization by 2020. So in 2013, Super Indo launched an ambitious, year-long campaign to encourage our customers to shop with reusable bags.

“We wanted to inspire and incentivize people to join us in decreasing the amount of plastic waste we create,” says Yuvlinda Susanta, Super Indo’s Department Head of Corporate Communications and Sustainability.

A big kick-off

Our program, “Gunakan Reusable Bag, Dapatkan Cashback” or “Use a Reusable Bag, Get Cash Back,” offered shoppers cash back on their purchases when they used a reusable bag or cardboard box. Customers received 100, 200 or 300 Indonesian rupiahs (IDR) for purchases of IDR 50 000 to IDR 100 000, IDR 200 000 and IDR 300 000, respectively.

Customers who did not want to apply their cash-back award to their bills could instead

“WE WANTED TO INSPIRE AND INCENTIVIZE PEOPLE TO JOIN US IN DECREASING THE AMOUNT OF PLASTIC WASTE WE CREATE.”

Yuvlinda Susanta

choose to donate the amount to the Indonesian Solid Waste Association (InSWA). InSWA supports the Wise Waste Management Campaign, which educates the public about the importance of reducing waste.

To create excitement for the program, we organized “I Choose to Reuse,” an event on Jakarta’s weekly Car-Free Day, which closes major streets for pedestrian-only activities. On a Car-Free Day in February, we invited the public to exchange used plastic bags and other containers for a free, reusable bag. We also asked participants to sign a pledge promising to use fewer plastic bags.

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An equally big response

More than 2 000 people signed the pledge that day - a world record for the largest number of people ever to take such a pledge, according to the Museum of Indonesian Records. As part of the festivities, we also created a 4-meter tall “waste monster” from the plastic bags and polystyrene we collected, to remind the public that trash is an environmental menace. InSWA also gave us an award that day recognizing Super Indo as the most active supermarket for customer education in terms of reducing plastic bag use.

“Everyone was incredibly excited about the pledge and the plastic waste exchange at the launch,” Yuvlinda Susanta says.

The cash-back campaign continued throughout the year in all 117 Super Indo stores. We maintained momentum for the program by selecting Marisa Sartika Maladewi, the 2013 first runner up for Ms. Indonesia, who is also Ms. Indonesia of the Environment, as our spokeswoman. We used photos of her on all of our posters and advertisements, and featured her as a speaker at our in-store talk shows that offered tips on sustainable living.

Thanks to the program, thousands of customers have begun using reusable shopping bags. Their cash-back donations to InSWA totaled more than 37 million IDR.

What’s next

We will extend the cash-back program for 2014 to continue inspiring customers to change their habits and adopt reusable bags. “It is a small change that we know makes a big difference,” Yuvlinda Susanta says.

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HEALTHY LIFESTYLES

Launching the Healthy Living Center: Hannaford supports associates and customers in Albany, New York

As a food retailer, Delhaize America has a vested interest in the health and wellbeing of our associates and our customers. Our Hannaford banner took this commitment further than most grocery stores in 2013 by developing a “Healthy Living Center” at its store in Albany, New York.

Customers and associates can now exercise, take nutrition classes, get health insurance information and buy groceries, all under the same roof.

“We’re trying to help people make healthy choices every day,” says Molly Tarleton, Community Relations Specialist at Hannaford. “Having the center in the store where people are shopping for food encourages them to think about their total health care - how they’re eating, how they’re moving their body, how they’re insured - in a relaxed and welcoming atmosphere.”

A new vision

The idea for the Healthy Living Center arose during discussions about a planned remodeling of the central Albany store. The store’s leaders realized the remodel would give them the chance to set aside room for a community space, so they reached out to the Capital Region YMCA, which Hannaford has partnered with for more than 20 years.

With further discussion, the concept evolved into an innovative health and wellness space, where community members could take exercise classes and learn about nutrition in the store. Then, leaders at the YMCA connected with Capital District Physicians Health Plan (CDPHP), a local health care provider, which agreed to provide insurance specialists to answer customers’ questions about insurance and eligibility.

An enthusiastic response

When the 5 277 square foot Healthy Living Center opened its doors in October 2013, the response was overwhelmingly positive. Classes on weight management and diabetes prevention found eager audiences. Nutrition seminars allowed customers to consult with a dietician, who gave them tips on how to make healthy meals using food from the store.

The new facility also helps the YMCA and CDPHP provide health and wellness services to hard-to-reach community members: since the store is located on a bus line, the Healthy Living Center’s offerings are available to people who don’t own cars.

“WE WANT TO REMOVE BARRIERS TO HELP PEOPLE GET ON THE WAY TO LIVING A HEALTHIER LIFE.”

Molly Tarleton

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The Healthy Living Center’s benefits extended to employees as well: a Zumba exercise class proved so popular that the YMCA created an additional associates-only class. “We want to remove barriers to help people get on the way to living a healthier life”, says Molly Tarleton. “That’s why all the classes and seminars at the center are free.”

What’s next

In the months to come, Hannaford associates plan to work with their community partners to develop more programs for the Healthy Living Center, including new nutrition and exercise classes. And while more people have registered to use the center than expected - more than 500 by the end of 2013 - the Healthy Living Center’s leaders hope to find new ways to market it to the community.

“It’s on a great trajectory so far”, says Molly Tarleton. “We’re looking forward to having an even greater impact on our associates and the greater Albany community in the months and years to come.”

Healthy

Living

CENTER

Presented by:

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EVERYDAY PRACTICES

A path to independence: providing jobs to empower human trafficking victims in Bulgaria

The fall of the Eastern Bloc brought democracy to the region’s people. However, economic and political instability following this change has also created social problems. Notably, Eastern Europe has been a source region for human traffickers since the 1990s.

Kalina Bogdanova

“WE WANTED TO HELP THESE VICTIMS REGAIN THEIR INDEPENDENCE AND EMPOWER THEM TO MOVE FORWARD WITH THEIR LIVES.”

In fact, 900 to 2 100 Bulgarians alone fall victim to human traffickers each year. Seeing the impact of this problem in the communities Piccadilly serves, we met with Belgium-based Samilia Foundation, a nongovernmental organization fighting to end human trafficking throughout Europe, and its Bulgarian partners to find ways to help victims of human trafficking and domestic violence.

With their support, we created a program to offer jobs in our Piccadilly stores to victims who needed employment. “We wanted to help these victims regain their independence and empower them to move forward with their lives,” says Kalina Bogdanova, Piccadilly’s Internal Communication Specialist.

Young women who need work

A lack of employment opportunities is one of the major underlying causes of human trafficking.

Many victims are young women from small villages. They are lured by the promise of an overseas job such as cleaning houses or babysitting - but instead, traffickers sell their victims into prostitution or forced labor in countries such as Germany and Belgium.

Samilia and its nongovernmental partners rescue these women and provide counseling upon their return home. Still, many victims struggle financially after regaining their freedom. “Finding a job is difficult for these women because of their lack of professional experience and proper education,” says Kalina Bogdanova.

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Providing a fresh start

In October 2013, Animus, a Bulgarian organization that works with Samilia, began referring human trafficking and domestic violence victims to Piccadilly for employment counseling. “They were ready to start new jobs and new lives,” Kalina Bogdanova says.

Through one-on-one sessions, we offered an overview of job requirements in the retail industry. Then we discussed specific entry-level opportunities in our stores and described our commitment to associate development, which could help turn those jobs into long-term careers.

“During these conversations we express our eagerness to hire anyone who feels ready to start a job and is motivated to join our company,” says Kalina Bogdanova.

In 3 months, Piccadilly met with 8 victims and hired 3 of them to work as associates in our Sofia stores. The women are now thriving in their positions and on their way to reclaiming their lives.

What’s next

Thanks to that success, we are continuing our partnership with organizations working to end human trafficking. In 2014, our goal is to extend the program to our other Bulgarian stores so we can offer guidance and potential job opportunities to even more victims, as well as create awareness about the problem of human trafficking.

“We know that these jobs help victims become independent,” says Kalina Bogdanova. “We hope we will become an essential part of the solution for the victims of human trafficking we assist through our program.”

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SUSTAINABILITY PROGRESS REPORT 2013

ABOUT OUR REPORT

Why we report

Reporting has been a valuable internal tool for driving and managing the performance of our Group Sustainability Strategy since 2008 with the most recent report being published end May 2014.

Outside the business, the report has created a strong platform for engaging stakeholders, enabling them to hold us accountable for our targets and commitments. It’s also one of the ways we live up to our Group values - particularly integrity, determination and humility - and will continue to be so.

About the 2013 report

The 2013 report gives a concise view of performance on our most material issues over the last year. As a novelty, the 2013 Sustainability Progress Report features an overall Group summary report as well as individual reports for each of our 7 operating companies, making it easier for readers to search the information that is of particular interest to them. The local performance reports also give our operating companies the opportunity to show their accomplishments on top of what they do in coordination with the Group.

As in the past, all of our Group-level KPIs are consolidated into one data table.

To understand the terms we reference in the report, we have created a Glossary, which can be accessed here.

We are interested to hear your thoughts on the report, so if you have any questions or comments, please get in touch by emailing sustainability@delhaizegroup.com

Reporting year

Unless otherwise stated, all data and activities mentioned are for the year 2013. Our data table provides an overview of the last 3 years of performance against KPIs on our Group’s journey to sustainability.

Scope

This report covers Delhaize Group, including individual operating companies. The scope for our quantitative data can be found here.

Economic performance

This is covered in detail in our Annual Report.

Report structure and materiality

This report is structured around our 2020 Sustainability Strategy. It covers the most material challenges for our business, which are defined on our Materiality Matrix.

Global Reporting Initiative

We use the GRI G3.1 guidelines as a basis for determining relevant content and metrics. We self-declare compliance with base level C+ requirements of this rigorous system. A GRI-referenced table of indicators can be found here.

Information integrity

Our full 2013 Data is available here.

Delhaize Group management is responsible for all aspects of this report. With the assurances detailed below, we believe it is a fair and accurate representation of our 2013 Sustainability performance.

Ernst & Young provided limited assurance to a selection of key performance indicators as well as the 3 highlights stated in the Group Report summary. The Ernst & Young assurance statement can be found here.

CDP reporting

Since 2010, we have reported our greenhouse gas emissions data to CDP. This data is independently assured (see paragraph above). In 2013, we also submitted for the first time data on forest risk commodities.

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ABOUT OUR REPORT

## Previous reports (2007-2012)


Sustainability progress report

**Sustainability 2012**
HTML version



**Sustainability 2011**
PDF version


Corporate Responsibility Progress Report
2010

**CR Report 2010**
PDF version


Together the best for life

**CR Report 2009**
PDF version
HTML version


a healthy approach to life

**CR Report 2008**
PDF version
HTML version


a healthy approach
to life

**CR Report 2007**
PDF version
HTML version

## Caution concerning forward-looking statements

All statements that are included or incorporated by reference in this annual report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group's business; anticipated store closings, openings and renovations; the expected effect of the portfolio optimization; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spen- ding; forecasted currency exchange rates or inflation; expected competition; and strategic options, future strategies and the anticipated benefits of these strategies, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identi- fied as statements that include phrases such as "believe," "project," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in the annual report in the chapter entitled "Risk Factors" on p. 62 and under Item 3 under Part 1 of Delhaize Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on April 26, 2013. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

## Publisher

Megan Hellstedt
Vice President Sustainability – Delhaize Group

Charles Davis
Senior Vice President Corporate Communications – Delhaize Group

Square Marie Curie 40
1070 Brussels
Belgium

## Contact

If you have any feedback or questions on this Sustainability Progress Report, please contact us at:
sustainability@delhaizegroup.com

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SUSTAINABILITY PROGRESS REPORT 2013

# DATA TABLE AND METHODOLOGY

The 2013 sustainability report is our seventh sustainability report and the fourth in which we moved to limited assurance for a selected number of indicators. This section aims at providing the information needed to understand our sustainability performance in 2013 and the trends from the previous two years. As explained in detail in the data methodology section, each year we work on strengthening our data quality processes. This includes refining definitions and calculations as well as correcting errors found in previous years. We therefore re-stated 2011 and 2012 data when relevant, to enable data comparability over years.

* Indicators that obtained limited assurance from Ernst &Young (EY) for reporting year 2013.

The scope refers to the percentage covered within the mentioned geographical area or entity, indicated as follows in the table:
Scope A = data scope expressed in % of 2013 revenues
Scope B = data scope expressed in % of 2013 associates
Scope C = data scope expressed in % of 2013 square meters of sales area

## ECONOMIC

| | SCOPE A | KPI | 2011 | 2012 | 2013 | COMMENTS |
|---|---|---|---|---|---|---|
| **HEALTHY EATING** | | | | | | |
| **Delhaize America** | 100% | % food sales from products that earned at least 1 star | 26% | 27% | 27% | We use our Guiding Stars nutritional information system to give an at-a-glance read-out of how each product scores in terms of nutrition. Foods with 1 star offer good nutritional value, 2 better and 3 best |
| | 100% | % private brand food sales from products that earned at least 1 star | 29% | 28% | 33% | |
| **European Operating Companies** | 100% | % of private brand products with Guideline Daily Amounts (GDA) labels | 80% | 94% | 84% | GDAs are used across the food industry indicating on the label the energy and nutrient content of a portion of food or beverage, and how much that represents of an adult's daily dietary needs |
| **FOOD SAFETY** | | | | | | |
| **Delhaize Group** | 100% | % private brand suppliers audited for food safety by a third party auditor against Global Food Safety Initiative (GFSI) standards | X | 79% | 82%* | GFSI standards are best in class food safety standards in the industry. Third party audits against GFSI standards are conducted by external auditors |
| | 100% | % private brand suppliers audited for food safety against other food safety standards | X | 12% | 13%* | |
| | 100% | % company-operated stores audited for food safety | 95% | 98% | 98%* | All stores are planned to be audited for food safety each year. New stores acquired in the last quarter of the reporting year and some stores only going through internal audits justify the gap to reach 100% at year end |
| | 100% | Number of private brand food recalls | 170 | 217 | 278* | |
| | 100% | Number of private brand food recalls for food safety reasons (part of total recalls above) | 55 | 83 | 102* | |
| **RESPONSIBLE SOURCING** | | | | | | |
| **Delhaize Group** | 99% | % food sales from organic products | 1.7% | 1.8% | 1.8%* | |
| | 100% | % cage-free eggs on total number of egg products | 22% | 23% | 24% | |

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# SOCIAL

| | SCOPE B | KPI | 2011 | 2012 | 2013 | COMMENTS |
|---|---|---|---|---|---|---|
| **OCCUPATIONAL HEALTH AND SAFETY** | | | | | | |
| **Delhaize Group** | 99% | Accident severity rate, days lost per 1000 hours worked | 0.24 | 0.3 | 0.3* | The rate is calculated as follows: [Number of days lost due to accidents / (number of hours worked during the reporting period)] x 1000 |
| **European Operating Companies** | 100% | Absenteeism rate | 3.7% | 3.3% | 3.6% | The rate is calculated as follows: Absenteeism hours/ (hours worked + absenteeism hours) |
| **CAREER DEVELOPMENT** | | | | | | |
| **Delhaize Group** | 99% | % of associates who received a performance dialogue | 79% | 79% | 73% | Percentage is calculated on total number of associates at the end of the year |
| | 99% | % of manager positions filled internally | 88% | 85% | 83% | |
| **ASSOCIATE SATISFACTION** | | | | | | |
| **Delhaize Group** | 99% | Total retention rate | 71% | 72% | 72% | Formula used: [[Number of associates at the beginning of the reporting period + External Hires during the reporting period) – total departures] / [Number of associates at the beginning of the reporting period + External Hires during the reporting period ] x 100 |
| **ASSOCIATE TRAINING** | | | | | | |
| **Delhaize Group** | 95% | % of associates who received an instructor-led training | 59% | 66% | 58% | |
| | 99% | % of associates who received a computer based training | 58% | 60% | 63% | |
| | 95% | Number of instructor-led training, in 1000 hours | 1 362 | 2 357 | 3 174 | |
| | 99% | Number of computer based training, in 1000 hours | 323 | 400 | 471 | |
| | 95% | Average number of instructor-led training hours per trained associate | 14 | 18 | 25 | |
| | 99% | Average number of computer based training hours per trained associate | 3 | 3 | 3 | |
| **DIVERSITY** | | | | | | |
| **Delhaize Group** | 100% | % associates who are part-time | 56% | 56% | 53% | Percentages are calculated on total number of associates at the end of the year |
| | 100% | % associates who are female | 51% | 51% | 52% | |
| | 99% | % of associates over 50 years old | 19% | 20% | 19% | |
| | 99% | % of associates below 30 years old | 43% | 43% | 43% | |
| **Delhaize America** | 100% | % of associates from ethnic minorities | 27% | 27% | 28% | |

| | SCOPE A | KPI | 2011 | 2012 | 2013 | COMMENTS |
|---|---|---|---|---|---|---|
| **COMMUNITY INVOLVEMENT** | | | | | | |
| **Delhaize Group** | 99% | Products donated, thousand tonnes | 22 | 20 | 28 | Includes direct food donations, excludes customers' donations |
| | 99% | Direct cash donations to charities, million EUR | 4 | 3 | 3* | Includes cash donations from our charitable foundations, sponsorships of community programs, and cash donations from store budgets |
| | 99% | % of direct cash donations on pre-tax profit | 0.7% | 1.2% | 1.1% | |

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# ENVIRONMENT

| | SCOPE C | KPI | 2011 | 2012 | 2013 | COMMENTS |
|---|---|---|---|---|---|---|
| **TOTAL CLIMATE CHANGE IMPACT IN $CO_2$ EQUIVALENT EMISSIONS** | | | | | | |
| **Delhaize Group** | 95% | Total carbon equivalent emissions, tonnes $CO_2e$ | 2 899 983 | 2 616 213 | 2 505 286* | All years adjusted for 2011 revised refrigerant Global Warming Potentials (GWP) |
| | 95% | Total carbon equivalent emissions per m² sales area, tonnes $CO_2e/m^2$ | 0.613 | 0.592 | 0.579* | |
| **BUILDING FACILITIES - ENERGY CONSUMPTION, RENEWABLE ENERGY AND RELATED $CO_2$ EQUIVALENT EMISSIONS** | | | | | | |
| **Delhaize Group** | 95% | Facilities energy consumption equivalent emissions, tonnes $CO_2e$ | 1 791 036 | 1 603 682 | 1 568 522* | |
| | 95% | Facilities energy consumption equivalent emissions per m² sales area, tonnes $CO_2e/m^2$ | 0.378 | 0.363 | 0.363* | |
| | 95% | Facilities energy consumption, MWh | 3 721 861 | 3 575 141 | 3 523 405* | |
| | 95% | Facilities energy consumption per m² sales area, kWh/m² | 786 | 809 | 814* | |
| | 95% | Total renewable electricity consumed on site, MWh | 237 087 | 235 696 | 151 441 | |
| | 95% | % renewable electricity on total electricity consumed | 7% | 7% | 5% | |
| | 95% | Avoided grid electricity $CO_2$ emissions, tonnes $CO_2e$ | 54 521 | 56 697 | 40 665* | |

| | SCOPE A | KPI | 2011 | 2012 | 2013 | COMMENTS |
|---|---|---|---|---|---|---|
| **TRANSPORT - ENERGY CONSUMPTION AND RELATED $CO_2$ EQUIVALENT EMISSIONS** | | | | | | |
| **Delhaize Group** | 95% | Transport equivalent emissions, tonnes $CO_2e$ | 185 279 | 177 557 | 184 370* | Transport includes both transport of our products from distribution centers to stores and associates' business travel |
| | 95% | Transport equivalent emissions per m² sales area, tonnes $CO_2e/m^2$ | 0.04 | 0.04 | 0.04* | |
| | 98% | Total distance traveled by owned and by third party trucks, million km | 156 | 152 | 166 | |
| | 98% | Distance traveled by owned trucks, million km | 111 | 102 | 101 | |
| | 98% | Fuel consumed per 100 km by our owned trucks, liters/100km | 34 | 35 | 35 | |

| | SCOPE C | KPI | 2011 | 2012 | 2013 | COMMENTS |
|---|---|---|---|---|---|---|
| **REFRIGERANTS - $CO_2$ EQUIVALENT EMISSIONS AND OZONE-FRIENDLY REFRIGERANTS** | | | | | | |
| **Delhaize Group** | 95% | Refrigerants equivalent emissions, tonnes $CO_2e$ | 923 668 | 834 972 | 752 394* | |
| | 95% | Refrigerants equivalent emissions per m² sales area, tonnes $CO_2e/m^2$ | 0.195 | 0.189 | 0.174* | |
| | 94% | % of ozone-friendly refrigerants used on total refrigerants used | 49% | 50% | 51% | |

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## ENVIRONMENT (CONTINUED)

| | SCOPE A | KPI | 2011 | 2012 | 2013 | COMMENTS |
|---|---|---|---|---|---|---|
| **WASTE AND RECYCLING** | | | | | | |
| **Delhaize Group** | 99% | Total waste generated, metric tonnes | 411 721 | 404 656 | 424 015* | 2011 & 2012 scope include data from our operations at Delhaize America and Delhaize Belgium. 2013 scope include data from our operations in 5 Operating Companies |
| | 99% | % of waste recycled | 53% | 54% | 56%* | |
| | 99% | % of waste sent to landfill | 47% | 41% | 38% | |
| | 99% | % of waste incinerated and transformed in energy | X | 5% | 6% | |
| | 85% | Cost of waste disposal and recycling activities, million EUR | 15 | 15 | 15 | |
| | 85% | Income from recycling activities, million EUR | 25 | 19 | 20 | |
| **WATER CONSUMPTION** | | | | | | |
| **Delhaize Group** | 95% | Total water consumption, million $m^3$ | 3 478 | 3 246 | 3 422 | |
| | 95% | Total water consumption per $m^2$ sales area, $m^3/m^2$ | 0.75 | 0.76 | 0.82 | |
| **CARRIER BAGS** | | | | | | |
| **Delhaize Group** | 99% | Number of non-reusable carrier bags distributed, million | 2 396 | 2 414 | 2 713 | Non-reusable carrier bags include photodegradable, oxo-biodegradable, biodegradable, paper and plastic bags |

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SUSTAINABILITY PROGRESS REPORT 2013

DATA TABLE AND METHODOLOGY

DATA METHODOLOGY

Data systems

As in 2012, local data collection and Group consolidation are managed via a professional web-based data collection software and database, Enablon. The system facilitates the collection process, and supports data consistency and consolidation.

Our carbon footprint measurement is supported by Environmental Resources Management (ERM), an international provider of sustainability consulting services. ERM collected and consolidated all the energy data and refrigerant usage from our operating companies, then calculated the footprint (see below for methodology).

Data governance

In 2010, we established a Sustainability Data Review Committee made of members from different Corporate departments, including Financial Planning & Analysis, Investor Relations, Internal Audit, IT, Sustainability, Legal, and Compliance and Ethics. The Committee is headed by the Delhaize Group Executive Committee Member in charge of Sustainability. This structure provided a review of our 2013 data and related processes. The purpose of the Committee is to strengthen our performance in sustainability tracking and reporting, and to support the integration of our sustainability data processes into the financial data processes.

Data assurance

All reported sustainability indicators are audited at least once every 3 years.

Delhaize Group contracted EY to perform a limited assurance engagement on a set of 21 indicators including the carbon emissions related indicators (marked as * in the data table), in order to increase the reliability of the data gathering procedures and the accountability level of the relevant business managers. EY partially relied on the work performed by the Delhaize Group Internal Audit to substantiate their conclusions.

Click here to access EY’s 2013 External Assurance Statement

Scope and consolidation

We specified the relative scope of each indicator in our 2013 data table to ease the readers’ understanding of the coverage of our data. The scope for 2013 data collection includes operating companies from the United States, Belgium, Greece, Romania, Serbia and Indonesia. Depending on the indicator, the relative scope is provided in terms of revenues, number of associates or square meters sales area.

Geographic scope

Group data covers all 6 operating companies mentioned above when available. Group consolidated data might, however, exclude specific operating companies due to data unavailability. For example, carbon footprint data don’t cover Serbia for data availability reasons.

US data includes all our US banners in 2013 (Food Lion, Bottom Dollar Food, Harveys, Reids, Hannaford and Sweet-bay), unless otherwise specified.

European operating companies’ data includes data from Belgium, Greece, Serbia and Romania, unless otherwise specified.

Operational scope

Company-operated stores only (most sustainability data from affiliated stores are not tracked)

Distribution centers

Office buildings

Product transportation (through our owned trucking fleets and through subcontracted transport providers) and associate travel

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SUSTAINABILITY PROGRESS REPORT 2013

DATA TABLE AND METHODOLOGY

Carbon footprint methodology and data scope

ERM’s methodology follows the guidelines of the World Business Council for Sustainable Development (WBCSD)/World Resources Institute (WRI) Greenhouse Gas (GHG) Protocol regarding corporate greenhouse gas accounting and reporting. The carbon footprint takes into account Scope 1, Scope 2 and Limited Scope 3.

Scope 1 (direct GHG emissions): these are emissions from sources that are owned or controlled by Delhaize Group, i.e. due to fuel combustion in buildings and company-owned vehicles as well as refrigerant leakage.

Scope 2 (indirect GHG emissions): accounts for GHG emissions from the generation of purchased electricity, heat or steam consumed by the company. They are not “direct” emissions in that they arise from third party installations but are attributed to the Group’s operations as the end user.

Limited Scope 3 (other indirect emissions) where Delhaize Group still has significant influence: trucking emissions from subcontracted trucks that deliver third party products from distribution centers to stores; and fuel combustion by planes for associate travel, including commercial flights and leased aircraft.

The Group’s total CO2 equivalent emissions and energy figures include all energy and related emissions data as defined by the scopes above, including data from facilities that closed or opened during 2013, with the exception of recently acquired operations in Serbia, Bosnia & Herzegovina, and Bulgaria.

ERM’s methodology uses the latest emission factors for countries and fuel types from the Intergovernmental Panel for Climate Change (IPCC), the International Energy Agency (IEA), and other appropriate sources. For refrigerant leakage, it uses the Global Warming Potentials (GWP) factors for refrigerants available from Bitzer International 2011.

We did not extend the exercise to include all Scope 3 emissions, defined by the GHG Protocol as all the remaining emissions associated with our activities, ranging from product transportation to affiliated stores to emissions from our supply chain, which includes growing and packaging the food we sell.

Relevance of performance indicators and data trends

Relevance of performance indicators

To improve our performance reporting in 2013, we assessed the relevance and materiality of the indicators we had published in our previous reports against the Global Reporting Initiative principles and framework, against stakeholders’ requests and against our Group sustainability strategy. This process has led to the following main adjustments:

Our Sustainability Report focuses on the key performance indicators that were assessed as best to show our progress against our strategy in sustainability and other material issues under our reporting scope. When relevant and possible, a 3-year trend is provided, using a graph where appropriate.

A separate ‘data table’ includes the full set of indicators we report on. It contains indicators that were assessed as second priority indicators but still relevant for our progress reporting and for external stakeholders. We for instance included more absolute data as to fit different analysts’ methodologies.

While we value consistency in our reporting, we will continue to assess the best indicators for disclosure and to strengthen the methodology behind them.

Data trends

We use 2011 as our baseline for comparison. We had to re-state some of the 2011 and 2012 data to make it comparable with 2013. Re-statements are mainly due to corrections to previous years’ errors and refinement in calculation methods and definitions. This process ensures quality and comparability of our data over years.

Definitions and calculations

To support data consolidation, we adopt common definitions of indicators on sustainability across the Group. Below are notes on specific definitions to add context to the ‘2013 data table’ as needed and facilitate comparison with other companies.

Absenteeism rate

Number of hours lost due to absenteeism divided by total number of hours scheduled to be worked by our associates. Absenteeism includes an associate absent from work because of incapacity of any kind, not just as a result of work-related accident or disease. Our definition is based on the European Work Council.

Specifications:

Excludes leave absences such as holidays, study, maternity/paternity leave and compassionate leave

Includes absence because of illness or accidents

Includes unjustified absence

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SUSTAINABILITY PROGRESS REPORT 2013

DATA TABLE AND METHODOLOGY

Accident severity rate

Number of days lost due to accidents per 1 000 hours worked. The number of days are days scheduled to be worked according to each associate’s schedule. An accident is a non-fatal or fatal injury arising in the course of work or on the way from home to work and from work to home. Our formula is based on the Global Reporting Initiative (GRI) guidelines.

CO2 emissions / CO2 equivalent (CO2e)

CO2 emissions data reported stand for a calculated CO2 equivalent: actual CO2 emitted plus equivalent emissions from other greenhouse gases.

Ethnic minorities

Racial and ethnic categories are reported as defined by the United States Census Bureau: Asian, Hispanic or Latino, Native American, African American, Native Hawaiian and Pacific Island.

Food

All edible products we sell (excludes non edible grocery items).

Normalization per sales area

CO2 emissions, energy and water absolute data cover all our facilities - including the ones that opened or closed during the reporting year. To normalize those, we divide the absolute emissions or consumption by the sales area (square meters) of our stores in operation on December 31st.

Retention rate

It is the measure of our ability to retain associates during the reporting year, in percentage of our total number of associates. Associate departures are considered, including both voluntary and non-voluntary departures.

Sales area / gross area

Sales area is the sum of the store areas where products are sold and services provided.

The store gross area includes the sales area but also the storage, office, and preparation spaces. The sales areas used in the report are based on stores in operation on December 31st.

Distribution distance of owned and third party trucks

The total distance made by owned and subcontracted (“third party”) trucks, between distribution centers and company-operated stores (to go and return), is calculated. For Belgium, the figure also includes the total distance made by trucks between distribution centers and affiliated stores.

Waste

Waste data covers all our facilities (company-operated stores, distribution centers, offices). For Belgium’s data, the figure partially covers waste coming from affiliated stores. For Greece, 2013 data for waste sent to landfill was extrapolated from the figures for Alfa Beta stores at the end of 2012.

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SUSTAINABILITY PROGRESS REPORT 2013

# GRI CROSS-REFERENCE TABLE

**This index is based on the Global Reporting Initiative (GRI) Standard Disclosures and Reporting Principles,version 3.1. To communicate to what extent the G3.1 Guidelines have been utilized in our report, GRI publishes "Application Levels". We self-declare compliance with base level requirements (Level C+). Application Levels and G3.1 guidelines can be found www.globalreporting.org.**

Key
Partial: Partially Reported - Full: Fully Reported

## PROFILE

| GRI REFERENCE | | DISCLOSURE | 2013 SUSTAINABILITY REPORT WEBSITE LINKS* |
|---|---|---|---|
| **1. STRATEGY AND ANALYSIS** | | | |
| 1.1 | CEO interview | full | Delhaize Group Report / CEO Interview |
| 1.2 | Key impacts, risks, and opportunities | full | Delhaize Group Our Approach / The Big Picture<br>Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Our Approach / Our 2020 Strategy<br>Delhaize Group Report / 2013 Highlights<br>Delhaize Group Performance / Sustainable Private Brands |
| **2. ORGANIZATIONAL PROFILE** | | | |
| 2.1 | Name of the organization | full | About our Report |
| 2.2 | Primary Brands | full | Annual Report / Group / Segment Overview |
| 2.3 | Operational structure | full | Annual Report / Group / Segment Overview |
| 2.4 | Location of headquarters | full | Annual Report |
| 2.5 | Countries of operation | full | Annual Report / Group / Segment Overview |
| 2.6 | Nature of ownership and legal form | full | Annual Report |
| 2.7 | Markets served | full | Annual Report / Group / Segment Overview |
| 2.8 | Scale of the organization | full | Annual Report / KPIs |
| 2.9 | Significant changes in operation | full | Annual Report / Review |
| 2.10 | Awards received | full | Delhaize America / 2013 Awards<br>Delhaize in Belgium and Luxembourg / 2013 Awards<br>Alfa Beta in Greece / 2013 Awards<br>Delhaize Bulgaria / 2013 Awards<br>Super Indo in Indonesia / 2013 Awards |

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SUSTAINABILITY PROGRESS REPORT 2013

GRI CROSS-REFERENCE TABLE

PROFILE (CONTINUED)

GRI REFERENCE DISCLOSURE

2013 SUSTAINABILITY REPORT WEBSITE LINKS*

3. REPORT PARAMETERS

3.1 Reporting period full About Our Report

3.2 Date of most recent previous report full About Our Report

3.3 Reporting cycle full About Our Report

3.4 Contact point full About Our Report

3.5 Defining content full

Delhaize Group Our Approach / Our Material Issues

Delhaize Group Our Approach / Our 2020 Strategy

3.6 Boundary of the report full About Our Report

Annual Report / Group / Segment Overview

3.7 Limitations on report scope full About Our Report

2013 Data Table and Methodology

3.8 Subsidiaries full About Our Report

Annual Report / Group / Segment Overview

3.9 Data measurement techniques full

2013 Data Table and Methodology / Methodology Notes

3.10 Re-statements full

2013 Data Table and Methodology / Methodology Notes

3.11 Significant changes in scope and methods full

2013 Data Table and Methodology / Methodology Notes

3.12 GRI content index full About Our Report GRI Cross-Reference Table

3.13 Assurance statement full About Our Report

Assurance Statement

2013 Data Table and Methodology / Methodology Notes

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## PROFILE (CONTINUED)

| GRI REFERENCE | | DISCLOSURE | 2013 SUSTAINABILITY REPORT WEBSITE LINKS* |
|---|---|---|---|
| **4. GOVERNANCE, COMMITMENTS AND ENGAGEMENTS** | | | |
| 4.1 | Governance structure | full | Delhaize Group Our Approach / Sustainability Governance & Management<br>Annual Report / Governance |
| 4.2 | Chair / Executive Officer status | full | Annual Report / Governance |
| 4.3 | Board structure | full | Annual Report / Governance |
| 4.4 | Board: mechanisms for feedback | full | Annual Report / Governance |
| 4.5 | Remuneration linkage | full | Annual Report (print version) / Governance / Remuneration Report |
| 4.6 | Conflicts of interest | full | Annual Report / Governance |
| 4.7 | Board: qualifications and expertise | full | Annual Report / Governance |
| 4.8 | Code of ethics | full | Delhaize Group Compliance and Ethics |
| 4.9 | Board: oversight of performance | partial | Annual Report / Governance |
| 4.10 | Board: evaluating own performance | full | Annual Report / Governance |
| 4.11 | Precautionary principles | full | Annual Report / Strategy / Sustainability |
| 4.12 | External charters or initiatives endorsed | partial | Delhaize Group / Sustainability / Sustainability Timeline<br>Delhaize Group Performance / Sustainable Private Brands<br>Carbon Disclosure Project<br>Delhaize Group / Key Sustainability Partnerships |
| 4.13 | Memberships in industry associations | full | Delhaize Group / Key Sustainability Partnerships |
| 4.14 | List of stakeholders | full | Delhaize Group Our Approach / Our Stakeholders<br>Delhaize Group / Key Sustainability Partnerships |
| 4.15 | Identification and selection of stakeholders | full | Delhaize Group Our Approach / Our 2020 Strategy<br>Delhaize Group Our Approach / Our Stakeholders<br>Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group / Key Sustainability Partnerships |
| 4.16 | Approaches to stakeholder engagement | full | Delhaize Group Our Approach / Our 2020 Strategy<br>Delhaize Group / Key Sustainability Partnerships |
| 4.17 | Key topics and concerns through engagement | full | Delhaize Group Our Approach / The Big Picture<br>Delhaize Group Our Approach / Our 2020 Strategy<br>Delhaize Group Report / 2013 Challenge<br>Delhaize Group Performance / Sustainable Private Brands<br>Delhaize Group Performance / Zero Waste<br>Delhaize Group Performance / Healthy Lifestyles<br>Delhaize Group Performance / Associate Diversity<br>Delhaize Group Performance / Everyday Practices |

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SUSTAINABILITY PROGRESS REPORT 2013
GRI CROSS-REFERENCE TABLE

# MANAGEMENT APPROACH & PERFORMANCE INDICATORS

| GRI REFERENCE | | DISCLOSURE | 2013 SUSTAINABILITY REPORT WEBSITE LINKS* |
|---|---|---|---|
| **ECONOMIC** | | | |
| Management approach | | full | Annual Report / Strategy<br>Delhaize Group Our Approach / Our 2020 Strategy |
| EC1 | Economic profile | full | Annual Report / KPIs ; Annual Report / Segment Overview<br>Delhaize Group Performance / Everyday Practices / Community<br>2013 Data Table and Methodology / Social / Community Involvement |
| EC2 | Risks and opportunities due to climate change | partial | Delhaize Group Our Aproach / Our Material Issues<br>Delhaize Group Performance / Everyday Practices / Greenhouse Gas Emissions |
| EC3 | Defined benefit plan obligations | full | Annual Report (print version) / Financial Statements / Employee Benefits |
| EC6 | Local suppliers: policy, practices and proportion of spend | partial | Delhaize in Belgium and Luxembourg / Sustainable Private Brands / Local Products<br>Case Studies / Sustainable Private Brands / Delhaize Belgium<br>Alfa Beta in Greece / Sustainable Private Brands / Local Products<br>Case Studies / Sustainable Private Brands / Alfa Beta<br>Case Studies / Sustainable Private Brands / Mega Image<br>Delhaize Serbia / Sustainable Private Brands / Local Products<br>Case Studies / Sustainable Private Brands / Delhaize Serbia |
| EC7 | Local hiring: procedures and proportion | partial | Delhaize Group Performance / Associate Diversity<br>2013 Data Table and Methodology / Social / Diversity |
| EC8 | Investments and services provided primarily for public benefit | partial | Delhaize Group Performance / Healthy Lifestyles<br>Case Studies / Healthy Lifestyles / Delhaize America<br>Super Indo in Indonesia / Healthy Lifestyles |
| EC9 | Indirect economic impacts | full | Delhaize Group Our Approach / The Big Picture<br>Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Our Approach / Our 2020 Strategy |
| EC4-EC5 | | none | - |

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SUSTAINABILITY PROGRESS REPORT 2013
GRI CROSS-REFERENCE TABLE

## MANAGEMENT APPROACH & PERFORMANCE INDICATORS (continued)

| GRI REFERENCE | | DISCLOSURE | 2013 SUSTAINABILITY REPORT WEBSITE LINKS* |
|---|---|---|---|
| **ENVIRONMENTAL** | | | |
| **Management approach** | | full | Delhaize Group Our Approach / Our 2020 Strategy<br>Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Report / 2013 Highlights<br>Delhaize Group Performance / Everyday Practices / Greenhouse Gas Emissions<br>2013 Data Table and Methodology / Environmental |
| **EN3, EN4, EN5, EN6, EN7** | Energy usage and efficiency initiatives | full | Delhaize Group Performance / Everyday Practices / Greenhouse Gas Emissions<br>Carbon Disclosure Project<br>2013 Data Table and Methodology / Environmental<br>Delhaize America / Everyday Practices / Greenhouse Gas Emissions<br>Delhaize in Belgium and Luxembourg / Everyday Practices / Reducing Greenhouse Gas Emissions<br>Alfa Beta in Greece / Everyday Practices / Reducing Greenhouse Gas Emissions<br>Mega Image in Romania / Everyday Practices / Greenhouse Gas Emissions<br>Delhaize Serbia / Everyday Practices / Greenhouse Gas Emissions |
| **EN8** | Water consumption | partial | 2013 Data Table and Methodology / Environmental / Water consumption |
| **EN14** | Managing impact on diversity | full | Delhaize Group Performance / Sustainable Private Brands / Environment<br>Delhaize Group Performance / Everyday Practices / Greenhouse Gas Emissions |
| **EN16, EN17, EN18, EN19** | Greenhouse gas emissions | full | Delhaize Group Performance / Everyday Practices / Greenhouse Gas Emissions<br>2013 Data Table and Methodology / Environmental<br>Delhaize America / Everyday Practices / Greenhouse Gas Emissions<br>Delhaize in Belgium and Luxembourg / Everyday Practices / Reducing Greenhouse Gas Emissions<br>Alfa Beta in Greece / Everyday Practices / Reducing Greenhouse Gas Emissions<br>Mega Image in Romania / Everyday Practices / Greenhouse Gas Emissions<br>Delhaize Serbia / Everyday Practices / Greenhouse Gas Emissions |
| **EN22** | Waste | partial | Delhaize Group Performance / Zero Waste<br>2013 Data Table and Methodology / Environmental / Waste and Recycling |
| **EN26** | Environmental impacts of products and services | partial | Delhaize Group Performance / Zero Waste<br>Delhaize Group Performance / Everyday Practices / Greenhouse Gas Emissions<br>2013 Data Table and Methodology / Environmental / Waste and recycling, Carrier bags |
| **EN29** | Environmental impacts of transporting products | full | Delhaize Group Performance / Everyday Practices / Greenhouse Gas Emissions<br>2013 Data Table and Methodology / Environmental / Transport<br>Delhaize in Belgium and Luxembourg / Everyday Practices / Reducing GHG Emissions / Silent Deliveries |
| **EN1-EN2, EN9-10, EN11-13, EN15, EN20-EN21, EN 23-25, EN27, EN28, EN30** | | none | - |

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## MANAGEMENT APPROACH & PERFORMANCE INDICATORS (continued)

| GRI REFERENCE | | DISCLOSURE | 2013 SUSTAINABILITY REPORT WEBSITE LINKS* |
|---|---|---|---|
| **LABOR PRACTICES AND DECENT WORK** | | | |
| **Management approach** | | full | Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Our Approach / Our 2020 Strategy<br>Delhaize Group Performance / Everyday Practices / Associate Development<br>2013 Data Table and Methodology / Social |
| **LA1** | Employment data | full | Annual Report / KPIs; Annual Report / Segment Overview<br>2013 Data Table and Methodology / Social / Diversity |
| **LA2** | Employee turnover - retention rate | partial | Annual Report<br>2013 Data Table and Methodology / Social / Career development |
| **LA7** | Occupational health and safety indicators | partial | 2013 Data Table and Methodology / Social / Occupational health and safety |
| **LA8** | Prevention regarding serious diseases | full | Delhaize Group Performance / Healthy Lifestyles<br>Case Studies / Healthy Lifestyles / Delhaize America<br>Alfa Beta in Greece / Healthy Lifestyles<br>Super Indo in Indonesia / Healthy Lifestyles |
| **LA10** | Average hours of training per associate | partial | 2013 Data Table and Methodology / Social / Associate training |
| **LA11** | Skill management and lifelong learning | partial | Delhaize Group Performance / Everyday Practices / Associate Development<br>2013 Data Table and Methodology / Social / Associate training |
| **LA12** | Performance and career development reviews | partial | Delhaize Group Performance / Everyday Practices / Associate Development<br>2013 Data Table and Methodology / Social / Career development |
| **LA13** | Diversity and equal opportunity | partial | Delhaize Group Performance / Associate Diversity<br>2013 Data Table and Methodology / Social / Diversity |
| **LA3-LA6, LA9, LA14, LA15** | | none | - |
| **HUMAN RIGHTS** | | | |
| **Management approach** | | partial | Delhaize Group Our Approach / Compliance and Ethics<br>Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Performance / Sustainable Private Brands / Social / Working Conditions<br>2013 Data Table and Methodology / Social |
| **HR3** | Employees trained on HR policies | partial | 2013 Data Table and Methodology / Social / Associate training |
| **HR5** | Freedom of association and collective bargaining | partial | Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Performance / Sustainable Private Brands / Social / Working Conditions |
| **HR6** | Child labor | partial | Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Performance / Sustainable Private Brands / Social / Working Conditions |
| **HR7** | Forced and compulsory labour | partial | Delhaize Group Our Approach / Our Material Issues<br>Delhaize Group Performance / Sustainable Private Brands / Social / Working Conditions<br>Case Studies / Everyday Practices / Delhaize Bulgaria |
| **HR1, HR2, HR4, HR8-H11** | | none | - |

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MANAGEMENT APPROACH & PERFORMANCE INDICATORS (continued)

GRI REFERENCE DISCLOSURE

2013 SUSTAINABILITY REPORT WEBSITE LINKS*

SOCIETY

Delhaize Group Our Approach / Our Material Issues

Management approach partial

Delhaize Group Our Approach / Compliance & Ethics

Delhaize Group Performance / Everyday Practices / Community

2013 Data Table and Methodology / Social

S01 Local community engagement, impact and development programs full

Delhaize Group Performance / Healthy Lifestyles

Delhaize Group Performance / Everyday Practices / Community

Delhaize America / Everyday Practices / Community

Delhaize in Belgium and Luxembourg / Key Sustainability Partners

Alfa Beta in Greece / Everyday Practices / Community

Mega Image in Romania / Everyday Practices / Community

Delhaize Serbia / Key Sustainability Partners

Super Indo in Indonesia / Everyday Practices / Community

Delhaize Bulgaria / Everyday Practices / Community

S05 Public policy positions partial

Delhaize Group Our Approach / Compliance & Ethics

S02-S04, S06-S010

none -

PRODUCT RESPONSIBILITY

Delhaize Group Our Approach / Our Material Issues

Management approach partial

Delhaize Group Performance / Sustainable Private Brands / Health / Nutritional Labeling

2013 Data Table and Methodology / Food Safety

PR1 Customer product safety assessments partial

2013 Data Table and Methodology / Food Safety

PR2 Non-compliance partial

2013 Data Table and Methodology / Food Safety

PR3 Product information requirements full

Delhaize Group Performance / Sustainable Private Brands / Health / Nutritional Labeling

PR4-9 none -

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GLOSSARY

Affiliated Store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group. Another terminology used for an affiliated store is a franchised store.

Aristotle University of Thessaloniki

http://www.auth.gr

Biodegradable Bags

Bags made from plastics derived from renewable resources that decompose when exposed to biological agents (such as bacteria).

Boroume

http://www.boroume.gr

BREEAM

An environmental assessment method and rating system for buildings, with 250 000 buildings with certified BREEAM assessment ratings and over a million registered for assessment since it was first launched in 1990.

http://www.breeam.org

Business Social Compliance Initiative (BSCI)

http://www.bsci-intl.org/

CDP (Carbon Disclosure Project)

https://www.cdproject.net/en-US/ Pages/HomePage.aspx

Carbon Footprint

A measurement of the amount of greenhouse gases produced, measured in equivalent units of carbon dioxide (CO2), for a given activity or process. This is also known as Greenhouse Gas (GHG) Footprint.

CFC

Chlorofluorocarbons are chemical products formerly used widely in industry, particularly as refrigerants and cleaning solvents. Their manufacture is being phased out due to their contributions to ozone depletion.

Company-Operated Store

A store operated directly by Delhaize Group.

Consumer Goods Forum (CGF)

http://www.ciesnet.com/

Compost

A mixture of decayed or decaying organic matter used to fertilize soil. Compost is usually made by gathering plant material, such as leaves, grass clippings, and vegetable peels, into a pile or bin and letting it decompose as a result of the action of aerobic bacteria, fungi, and other organisms.

Dow Jones Sustainability Index (DJSI)

The Dow Jones Sustainability World Index was launched in 1999 as the first global sustainability benchmark.

http://www.sustainability-index.com/

Ecological products

Products characterized by environmentally-friendly properties, ensuring minimized environmental impact during production and use. Examples of properties include the use of non-toxic substances and the use of environmentally-friendly materials - such as recycled or FSC-certified materials.

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Energy Star®

Energy Star is a joint program of the U.S. Environmental Protection Agency (EPA) and the U.S. Department of Energy (DoE) that identifies, promotes, and provides a label for energy efficient products, buildings, and practices.

http://www.energystar.gov/index.cfm?c=about.ab_index

Environmental Protection Agency (EPA)

http://www.epa.gov

Environmental Resources Management (ERM)

http://www.erm.com/About-Us/

Ernst & Young

http://www.ey.be/index.html

Fairtrade

An alternative approach to conventional trade and is based on a partnership between producers and consumers. Fairtrade offers disadvantaged producers a better deal and improved terms of trade. Products carrying the Fairtrade mark have met Fairtrade standards.

www.fairtrade.net

Fishery Improvement Project

https://www.sustainablefish.org/fisheries-improvement

The Forest Trust (TFT)

A global non-profit organisation that helps companies and communities deliver responsible products.

http://www.tft-forests.org

GDA

Guideline Daily Amount guidelines provide the approximate amount of calories, fat, saturated fat, carbohydrate, total sugars, protein, fiber, salt and sodium required for a balanced diet. GDAs are designed to help consumers make sense of the nutrition information provided on food labels.

http://gda.ciaa.eu/asp2/what_are_gdas.asp

Genetically Modified Organisms (GMO)

Plants or animals whose genetic material has been altered using genetic engineering techniques.

Global Food Safety Initiative (GFSI)

http://www.mygfsi.com/about-gfsi.html

Global Gap Certification

http://www.globalgap.org/

Global Social Compliance Program (GSCP)

The Global Social Compliance Programme is a business-driven programme for the continuous improvement of working and environmental conditions in global supply chains.

http://www.gscpnet.com/

Greek Food Bank

http://www.traptrof.gr/

GreenChill

An EPA partnership with food retailers to reduce refrigerant emissions and decrease their impact on the ozone layer and climate change.

http://www2.epa.gov/greenchill

Greenhouse Gases (GHG)

Gases that when accumulated in the atmosphere in sufficient quantity can have an effect on the earth’s temperature regulating processes. Industrially produced greenhouse gases add to the natural greenhouse gases in the atmosphere. GHGs are measured in terms of carbon dioxide equivalent (CO2e).

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Greenhouse Gas Protocol

A widely used international accounting tool by government and business organizations to understand, quantify, and manage greenhouse gas emissions. The Protocol uses the term ‘scope’ to distinguish between different greenhouse gas emissions sources. There are three categories: Scope

1, Scope 2, and Scope 3. Each scope is defined in the ‘data summary and methodology’ section of this report. The GHG Protocol was initiated by the World Resources Institute and the World Business Council for Sustainable Development.

GreenPalm Certificates

http://www.rspo.org/en/GreenPalm_Certificates_FAQs

Global Reporting Initiative (GRI)

http://www.globalreporting.org

GWP

The Global Warming Potential measures how much a given mass of greenhouse gas is estimated to contribute to global warming. It is a relative scale, which compares the gas in question to that of the same mass of carbon dioxide (whose GWP is by convention equal to 1).

HCFC

Hydrochlorofluorocarbons are a type of CFCs, chlorinated gases often used as refrigerants which have a damaging effect on the ozone layer.

Hellenic Organization

http://www.hocsh.org/en-gb/hellenicorganizationforcompanysporthealth.aspx

HFC

Hydrofluorocarbons are non-ozone depleting alternatives to CFCs and HCFCs.

Human Rights Campaign Corporate Equality Index

Human Rights Campaign Foundation’s 2013 Corporate Equality Index is the US benchmarking tool on corporate policies and practices related to LGBT employees.

http://www.hrc.org/corporate-equality-index

Indonesia Solid Waste Association (InSWA)

http://inswa.or.id

ISO 22000:2005

A standard that specifies requirements for a food safety management system where an organization in the food chain needs to demonstrate its ability to control food safety hazards in order to ensure that food is safe at the time of human consumption.

http://www.iso.org/iso/catalogue_detail?csnumber=35466

Kick Andy Foundation

http://www.kickandy.com/foundation/

LEED® (Leadership in Energy and Environmental Design rating system)

A third-party certification program for the design, construction and operation of high performance green buildings, developed and managed by the U.S. Green Building Council (USGBC). It encourages and accelerates the adoption of sustainable green building and development practices through the creation and implementation of universally understood and accepted tools and performance criteria.

www.usgbc.org

Local Products

Products considered as local by our banners - boundaries are defined differently by countries.

Manomet Center for Conservation Sciences

https://www.manomet.org

Materiality

The process of identifying a company’s most significant economic, environmental, and social impacts by ranking them in accordance with criteria both external and internal to the company. Information and indicators in a sustainability report should cover a company’s most material impacts.

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MSC (Marine Stewardship Council)

http://www.msc.org/?set_language=en

National Brand Product

A product that is distributed widely throughout a nation. Some national brands are also sold on an international scale, in addition to being widely available in their home nations. This is in contrast with private brands and regional or local brands, which are only available from certain sellers and only sold in certain regions. National brands are usually owned and promoted by large manufacturers.

NGO (Non-Governmental Organization)

A legally constituted organization that operates independently from any government. The term is usually used by governments to refer to entities that have no government status.

Organic Products

Products that follow either the standards for USDA Organic in the US or standards for European Council for Agricultural Ministers Council Regulation in the EU.

Ozone Depleting Substances (ODS)

Substances that weaken the ozone layer (making it thinner and causing a “hole” at the polar regions) that protects the planet from harmful ultra violet sunlight. CFCs and HCFCs (typical refrigerants) are ozone depleting substances.

Oxo Biodegradable Plastic

Made by blending a pro-degradent additive into the plastic during the extrusion process. The additive causes the molecular structure of plastic to break down when exposed to heat or sunlight.

Posyandu

In Indonesia, a community-based vehicle to improve the health status of women and children that involves increased coverage in health care and intersectoral collaboration.

http://posyandu.org/

Private Brand Product

Refers to a product that is labeled with a retailers’ name or with a brand name created exclusively by a retailer, but is manufactured or provided by supplier companies.

Recycling Rate

The ratio of recycled waste to total waste generated during the reporting period. Recycled waste consists of materials sorted by Operating Companies for recycling (such as paper, cardboard, plastic, food and other waste).

Red Cross

http://www.redcross.org/what-we-do/international-services

Renewable Energy

The production of energy based on the use of resources that are regularly renewed through natural processes; these resources include solar, wind, biomass, hydrogen, geothermal, tidal, and hydro-power.

Roundtable on Sustainable Palm Oil (RSPO)

http://www.rspo.org/?q=page/9

Samilia Foundation

http://www.samiliafoundation.org

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Tonne

Metric ton, a measurement of mass equal to 1 000 kilograms.

The Sustainability Consortium

An organization of diverse global participants that work collaboratively to build a scientific foundation that drives innovation to improve consumer product sustainability.

http://www.sustainabilityconsortium.org/

Transcritical CO2 System

A specific refrigeration system design, using only carbon dioxide (CO2) as the refrigerant. These systems are alternative designs to hydrofluorocarbon (HFC) refrigeration systems.

Waste Oil Net (WON)

http://wasteoilnet.com

WWF

An international non-governmental organization with the mission to “stop the degradation of the planet’s natural environment and to build a future in which humans live in harmony with nature, by: (1) conserving the world’s biological diversity, (2) ensuring that the use of renewable natural resources is sustainable, and (3) promoting the reduction of pollution and wasteful consumption.

http://www.wwf.org

YMCA (Young Men’s Christian Association)

An inclusive organization of men, women and children joined together by a shared commitment to nurturing the potential of kids, promoting healthy living and fostering a sense of social responsibility.

http://www.ymca.net/

Zero Waste

“A goal that is both pragmatic and visionary, to guide people to emulate sustainable natural cycles, where all discarded materials are resources for others to use. Zero Waste means designing and managing products and processes to reduce the volume and toxicity of waste and materials, conserve and recover all resources, and not burn or bury them. Implementing Zero Waste will eliminate all discharges to land, water, or air that may be a threat to planetary, human, animal or plant health.” Definition of Zero Waste as adopted by the Zero Waste International Alliance.

http://www.zwia.org

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SUSTAINABILITY PROGRESS REPORT 2013 GLOSSARY 5

The 2013 report gives a concise view of performance on our most material issues over the last year. As a novelty, the 2013 Sustainability Progress Report features an overall Group summary report as well as individual reports for each of our 7 operating companies, making it easier for readers to search the information that is of particular interest to them. The local performance reports also give our operating companies the opportunity to show their accomplishments on top of what they do in coordination with the Group.

COMPANY INFORMATION PUBLISHER

Registered Office: Megan Hellstedt

Vice President Sustainability - Delhaize Group

Delhaize Group SA

Rue Osseghemstraat 53 Charles Davis

1080 Brussels Senior Vice President Corporate Communications - Delhaize Group

Belgium

Tel +32 2 412 21 11 - Fax +32 2 412 21 94

Square Marie Curie 40

Company Support Office: 1070 Brussels

Delhaize Group Belgium

Square Marie Curie 40

1070 Brussels

Belgium CONTACT

Tel +32 2 412 22 11

Fax +32 2 412 22 22 For feedback or questions about this Report,

please contact us at:

www.delhaizegroup.com sustainability@delhaizegroup.com

Company number: 0402 206 045

Delhaize Brothers and Co. “The Lion” (Delhaize Group)

SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

About the people included in the pictures in this report

Most of the people portrayed in the pictures in this Sustainability Progress Report are our associates or our associates’ family members.

Credits

Concept, design and production: CHRIS - Communication Agency - www.chriscom.be Globule Bleu - www.globulebleu.com Photos: P Broze, JM Byl

Caution Concerning Forward-looking Statements

All statements that are included or incorporated by reference in this annual sustainability report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store closings, openings and renovations; the expected effect of the portfolio optimization; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in Delhaize Group’s Annual Report in the chapter entitled “Risk Factors” on p. 62 and under Item 3 under Part 1 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on April 26, 2013. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

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